06034746

ARLS
P.E. 12/31/05
American Financial
Realty Trust

RECD S.E.C.
APR 2 6 2006
077



PROCESSED
MAY 08 2006
THOMSON
FINANCIAL

AMERICAN FINANCIAL
REALTY TRUST

Company Profile

American Financial Realty Trust (NYSE:AFR) is a self-administered and self-managed real estate investment trust (REIT) focused on acquiring properties from, and leasing properties to, regulated financial institutions. We were formed as a Maryland REIT in May 2002, commenced operations on September 10, 2002 and completed an initial public offering of our Common Shares on June 30, 2003. As banks continue to divest their corporate real estate, we believe that our contractual relationships, growing visibility within the banking industry and flexible acquisition and lease structures position American Financial Realty Trust for continued growth. We seek to lease properties to banks and other financial institutions, which are typically very high credit quality tenants, generally using long-term triple net or bond net leases, resulting in stable risk-adjusted returns on our capital.

,107 Properties in 39 States plus the District of Columbia


as of December 31, 2005
86.3% OCCUPANCY
86.7% FINANCIAL INSTITUTIONS
84.2% "A-" CREDIT OR BETTER
85.1% NET LEASES

2005 Total Assets
(dollars in billions)


3.97
4.27
4.49
4.62
Q1
Q2
Q3
Q4

2005 Quarterly Revenues
(dollars in millions)


124.8
133.2
146.6
141.4
Q1
Q2
Q3
Q4

2005 Rentable Square Feet
(in millions)


32.9
36.5
37.3
37.1
Q1
Q2
Q3
Q4

AMERICAN FINANCIAL
REALTY TRUST

To Our Shareholders:



Nicholas S. Schorsch

American Financial Realty Trust's commitment to provide integrated business solutions and superior customer service to banks and other financial institutions deepened in 2005. American Financial provides the operational flexibility that allows these institutions to respond to changing market conditions, with the added benefit of reduced real estate exposure. Throughout 2005, we remained true to this business focus by strengthening every aspect of our integrated model. As a result, our most valuable asset, our relationships with our banking customers, improved and expanded.

Every aspect of our offering to these institutions was strengthened. Our customized products are gaining real acceptance in the market. And we now have fourteen Formulated Price Contracts for the acquisition of bank branches, which is a testament that we are meeting the needs of these customers—a true measure of the relationship building success of American Financial.

Our reputation in the banking community continues to gain momentum. Over the course of the year, we initiated an alliance that will position us well in the Community Banking Sector in regional, mid-size and small Mid-west markets. We entered into a Landlord of Choice relationship with Fireman's Fund Insurance. We executed strategic acquisitions with Wachovia, Regions Bank, HSBC and a host of other significant financial institutions all on terms that served their interests and were accretive to us.

To execute at this level, we strengthened our operational capabilities through an acquisition, disposition and leasing strategy, primarily under long-term triple net and bond net leases with banks. As a result, we accumulated a growing base of quality bank branch assets, high credit tenants and stable revenue with the longest lease relationships to be found in real estate today.

We took significant financial steps this year focusing on match funding long-term net leases with long-term fixed-rate debt. Pending the completion of a planned securitization, 95% of our lease income streams will be fixed-rate financed. While rising interest rates brought pressure on the REIT industry, our fixed-rate position protected American Financial from the negative impact of rising rates.

We also made headway in financial expense control and debt reduction. We completed the refinancing of expiring amortizing debt, extending the term while reducing debt service and thereby increasing cash flow by $20.5 million. Today we maintain a strong balance sheet, taking a proactive approach to managing our debt portfolio. We streamlined existing debt, increasing and renewing an existing line of credit that provides $400 million in acquisition capacity over the next three years at a protected low rate of interest. In order to fund a strong acquisition pipeline, we also raised $242.8 million in a public offering of 16.75 million common shares.

American Financial's niche focus on the financial services market provides unique opportunities and competitive advantages, creating a renewable source of business from the industry's highest credit quality tenants. In 2005, our relationships grew stronger. Our management solidified. Our financial picture improved. Our operations were streamlined. And our communications about all the steps we are taking became more transparent and responsive to our customers and our investors.

We look forward to keeping you updated on our continued progress.

Sincerely,

Nicholas S. Schorsch
Chief Executive Officer, President and
Vice Chairman of the Board of Trustees

(Square feet and dollars in millions)

	2003	2004	2005
Number of Properties	578	538	499
RSF	17.2	16.2	15.7
Occupancy(1)	84.4%	87.6%	91.3%
Gross Book Value(2)	1,810.9	1,752.8	1,740.9
NOI(3)	141.4	141.0	144.0
Cap Rate(3)	7.8%	8.0%	8.3%

(1) Recaptured space relating to the BBD portfolio acquired in June 2003 is excluded from occupancy percentages.
(2) Represents initial purchase price plus all subsequent capital improvements.
(3) 2003 amounts are annualized based on results from the six months ended December 31, 2003 (first two complete quarters subsequent to our June 2003 IPO), and 2003 and 2004 amounts exclude short-term expense reimbursements received from Bank of America, N.A. on recaptured space relating to the BBD portfolio acquired in June 2003.

Note—full detail available at your request from the Company.


INITIAL 2003 PROPERTY PORTFOLIO PERFORMANCE ANALYSIS
7.8%
8.0%
8.3%
Occupancy %
NOI (in millions)
84
85
86
87
88
89
90
91
120
126
132
138
144
150
2003
2004
2005
Occupany %
NOI
Cap Rate





with Banks and


Metro Credit

American Financial Realty Trust (NYSE:AFR) is dedicated to helping financial institutions more effectively manage their real estate assets. Our real estate solutions help financial institutions increase liquidity by removing corporate-owned real estate from their balance sheets, while providing flexibility for maintaining long-term occupancy and control. This strategy, combined with our market leader status, allows AFR to benefit from a renewable source of business from the industry's highest credit quality tenants.

Growth Opportunities

The strategy of developing beneficial partnerships with our customers and our relationship-driven approach has enabled AFR to build one of the most geographically and asset-diverse portfolios in real estate. In 2005, the AFR portfolio grew to more than 1,000 properties occupied primarily by A-credit tenants with long-term triple net leases in 39 states and Washington, D.C. AFR is committed to a strategy that rationalizes the value of our portfolio assets to generate cash flow for accretive acquisitions; increases balance sheet stability; and which we believe will ultimately grow shareholder value.

- **Strategic Alliances.** American Financial Realty Trust is dedicated to leveraging our real estate expertise to allow smaller financial institutions to benefit from the same solutions that many of the nation's largest financial institutions have enjoyed. To this end, AFR has partnered with Bank Property Advisors (BPA), one of the leading providers of sale leaseback services to community banking institutions to expand AFR's bank branch network. The alliance leverages BPA's existing relationships with top community banking institutions and AFR's portfolio solutions to scale efficiently in this core business segment. The BPA alliance is the latest enhancement to AFR's current real estate solutions and complements our Formulated Price Contract program, which allows banks to sell unoccupied branch facilities on a pre-negotiated price basis. The new community bank program represents the natural evolution of our core bank branch business model.

- **Joint Ventures.** American Financial Realty Trust is pursuing opportunities for joint ventures to maximize value of our assets. AFR expects to launch in 2006 our joint venture with Och-Ziff Real Estate, an affiliate of Och-Ziff Capital Management, a global institutional asset management firm that will redevelop non-core assets that offer significant development, redevelopment or repositioning potential. An affiliate of AFR will manage the joint venture on a fee basis, and, upon achievement of certain thresholds, will be entitled to up to 30% of subsequent distributions. The venture will benefit from the unique combination of American Financial Realty Trust's strength in property and relationship management and Och-Ziff's real estate investment expertise.

- **Brokerage Network.** To continue the leasing of vacant space from a national portfolio of nearly 40 million square feet of office space, American Financial Realty Trust has implemented a brokerage strategy that utilizes a nationwide network of 279 "Best in Class" commercial real estate brokers. AFR's leasing department manages the leasing and renewal activity for over 1,000 properties in 338 geographically diverse markets. This dynamic program gives AFR the ability to maximize opportunities in the leasing of vacant space and retention of tenants throughout the portfolio. The result is a brokerage department that has averaged approximately 300,000 square feet of new leasing per quarter over the past four quarters.

- **Capital Recycling Program.** American Financial Realty Trust has a number of programs under which it acquires the real estate assets of financial institutions. Some of these acquisition programs encompass the acquisition of multiple properties, without regard to market or percent of bank occupancy, some of which the bank (lead tenant or anchor tenant) will reside in for the long term and some of which they may elect to vacate shortly after sale to AFR or at a


Annualized Net Operating Income
(dollars in millions)
212.7
266.6
197.0
294.7
227.4
313.1
257.3
326.3
2004
2005
1Q
2Q
3Q
4Q


AFR Bank Branch Growth
U.S. Retail Branch Growth**

future date. To provide this flexibility, AFR believes it appropriately prices its acquisitions to accommodate some of these assets being non-core (not held for the long term) and subject to being sold at an appropriate time in the future. Providing this flexibility is a key competitive advantage that AFR has over other real estate firms and is part of what differentiates us from any potential competition. In order to provide this flexibility, AFR has become adept at disposing of non-core assets. This disposition capability affords AFR an ability to recycle its capital for future accretive transactions. AFR demonstrated this capability during 2005 when it disposed of 143 non-core properties and recycled approximately $125 million of net proceeds which resulted in $22 million in gains, which were used later in the year for acquisition of other properties and capital improvements to its real estate portfolio.

In addition to this program, the Company also actively manages its core real estate portfolio. From time to time, the Company may determine that some of these core assets are fully valued and afford an opportunity to monetize shareholder value without interrupting the Company's anchor tenant relationships. In these circumstances, the Company may sell these assets at favorable terms anticipating that it can reinvest the recycled capital at more favorable rates. Such an opportunity presented itself shortly after completing our 2005 fiscal year when the Company announced the sale of a geographically diverse five building portfolio for $301 million, resulting in a gain to our shareholders of approximately $42.5 million, increasing our pool of investment capital.

Improvement in AFR Portfolio

2005 New Leasing Activities

	Square Feet (in thousands)
Q1	348
Q2	228
Q3	396
Q4	314

2005 Asset Disposition

	Net Proceeds (in millions)	Square Feet (in thousands)
Q1	$32.9	736
Q2	24.7	635
Q3	9.1	165
Q4	57.9	986

American Financial Realty Trust remains committed to our customer-focused strategy that puts a priority on proactive problem solving and creation of long-lasting relationships that benefit all parties. Our high credit quality tenants and our geographic diversity, coupled with our industry reputation, allow us to leverage the value of our portfolio assets to ultimately harvest shareholder value and continue our growth well into the future. This unique approach has grown AFR's assets from $200 million to more than $4 billion today.

SELECTED FINANCIAL DATA

(In thousands, except per share data)

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Period from September 10, 2002 to December 31, 2002
Operating Information:				
Total revenues	$ 520,349	$ 319,875	$119,790	$ 13,202
Income (loss) from continuing operations	(94,290)	(24,511)	(25,084)	8,412
Net income (loss)	(93,615)	(22,245)	(18,822)	8,944
Basic income (loss) per share:				
From continuing operations	(0.79)	(0.24)	(0.35)	0.20
From discontinued operations	0.01	0.02	0.09	0.01
Total basic income (loss) per share	(0.78)	(0.22)	(0.26)	0.21
Diluted income (loss) per share:				
From continuing operations	(0.79)	(0.24)	(0.35)	0.19
From discontinued operations	0.01	0.02	0.09	0.01
Total diluted income (loss) per share	(0.78)	(0.22)	(0.26)	0.20
Dividends/distributions declared per common share and Operating Partnership units	1.08	1.02	1.00	0.22
Cash Flow Information:				
From operating activities	98,283	139,866	94,809	12,879
From investing activities	(702,346)	(1,733,651)	(46,387)	(1,365,239)
From financing activities	603,701	1,493,233	101,894	1,413,202

	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
Balance Sheet Information:				
Real estate investments, at cost	$3,556,878	$3,054,532	$1,654,723	$ 250,544
Cash and cash equivalents	110,245	110,607	211,158	60,842
Marketable investments and accrued interest	3,353	24,272	67,561	144,326
Residential mortgage-backed securities portfolio	—	—	—	1,116,119
Intangible assets, net	642,467	590,341	115,084	2,413
Total assets	4,623,576	3,951,847	2,142,339	1,605,165
Mortgage notes payable	2,467,596	2,008,554	921,355	149,886
Credit facilities	171,265	270,000	—	—
Convertible debt, net	446,134	445,926	—	—
Reverse repurchase agreements	—	—	—	1,053,529
Total debt	3,084,995	2,724,480	921,355	1,203,415
Below-market lease liabilities, net	67,613	59,232	49,485	1,268
Total liabilities	3,662,509	3,016,789	1,128,373	1,231,990
Minority interest	53,224	65,099	36,365	36,513
Total shareholders' equity	907,843	869,959	977,601	336,662
Total liabilities and shareholders' equity	4,623,576	3,951,847	2,142,339	1,605,165

	Predecessor	
	Period from January 1, 2002 to September 9, 2002	Year Ended December 31, 2001
Operating Information:		
Total revenues	$23,981	$34,237
Income (loss) from continuing operations	(3,130)	(6,220)
Net income (loss)	5,657	(2,280)
Cash Flow Information:		
From operating activities	2,382	4,587
From investing activities	6,625	(5,745)
From financing activities	(7,388)	949

	December 31, 2001
Balance Sheet Information:	
Real estate investments, at cost	$177,578
Cash and cash equivalents	1,597
Marketable investments and accrued interest	546
Total assets	183,760
Mortgage notes payable	158,587
Credit facilities	3,791
Other indebtedness	4,754
Total debt	167,132
Total liabilities	174,611
Owners' net investment	9,149
Total liabilities and owners' net investment	183,760

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this report.

FORWARD-LOOKING STATEMENTS

The following discussion includes a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, reflecting information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. These forward-looking statements are subject to risks and uncertainties. Statements regarding the following subjects are forward-looking by their nature:

- *our business strategy;*
- *our projected operating results;*
- *our ability to identify and complete additional property acquisitions;*
- *our ability to profitably dispose of non-core assets;*
- *our ability to complete and finance pending property acquisitions, including those under our formulated price contracts, and the estimated timing of the closings of such acquisitions;*
- *our ability to obtain future financing;*
- *our ability to lease-up assumed leasehold interests above the leasehold liability obligation;*
- *estimates relating to our future dividends;*
- *our understanding of our competition;*
- *market trends;*
- *projected capital expenditures; and*
- *the impact of technology on our products, operations and business.*

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in the forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our common shares, along with the following factors that could cause actual results to vary from our forward-looking statements:

- *general volatility of the capital markets and the market price of our common shares;*
- *our ability to obtain financing with respect to our properties on favorable terms or at all;*
- *our ability to maintain our current relationships with financial institutions and to establish new relationships with additional financial institutions;*
- *changes in our business strategy;*
- *availability, terms and deployment of capital;*
- *our ability to successfully complete our information system implementation currently in progress;*
- *availability of qualified personnel;*
- *our ability to maintain an adequate, effective control environment;*
- *our ability to accurately project future financial performance;*
- *changes in our industry, interest rates or the general economy;*
- *the degree and nature of our competition;*
- *the conversion provisions of our convertible senior notes; and*
- *the additional risks relating to our business described under the heading "Risk Factors" in Part IA of the Company's Form 10-K as filed on March 16, 2006.*

When we use the words "believe," "expect," "anticipate," "estimate" or similar expressions, we intend to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. We do not intend to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

OVERVIEW

We are a self-administered, self-managed Maryland real estate investment trust, or REIT. We are focused primarily on acquiring and operating properties leased to regulated financial institutions. We believe banks will divest of their corporate real estate, in order to enhance operating performance. We also believe that our contractual relationships, with large national banks, our growing visibility within the banking industry and the flexible acquisition and lease structures we can offer financial institutions positions us for continued growth. We seek to lease our properties to banks and financial institutions, generally using long-term triple net or bond net leases, resulting in stable risk-adjusted returns on our capital. We lease space not occupied by financial institutions to other third party tenants at market terms.

We believe that our competitive advantage over traditional real estate companies is our ability to provide banks and other financial institutions with operational flexibility and the benefits of reduced real estate exposure. We seek to become the preferred landlord of leading banks and other financial institutions through the development of mutually beneficial relationships and by offering flexible acquisition structures and lease terms. We believe that financial institutions enjoy our long-term relationship oriented business strategy rather than undergoing a competitive, selective bidding process with various real estate companies. Recent transactions involving Bank of America, N.A., Wachovia Bank, N.A., Citizens Financial Group, Inc. and Regions Financial Corporation demonstrate our ability to cultivate and maintain mutually beneficial relationships with leading financial institutions.

As of December 31, 2005, we owned or held leasehold interests in 1,107 properties located in 39 states and Washington, D.C., including 645 bank branches and 462 office buildings, containing an aggregate of approximately 37.1 million rentable square feet.

Acquisitions

During the year ended December 31, 2005, we acquired interests in 286 properties, containing an aggregate of approximately 6.8 million square feet, and 33 land parcels, for a total net purchase price of $919.8 million. The most significant acquisitions included the purchase of (i) a three-building Class A office complex, aggregating more than 700,000 square feet on approximately 64 acres, which is the corporate headquarters of Fireman's Fund Insurance Company; (ii) a portfolio of 111 properties from Regions Bank, aggregating approximately 3.0 million square feet; (iii) a portfolio of 35 properties from Charter One Bank, N.A., a subsidiary of Citizens Financial Group, Inc., aggregating approximately 592,000 square feet; and (iv) three properties, aggregating approximately 531,000 square feet, which were developed by Koll Development, LLC and 100% leased to Citicorp North America, Inc.

Dispositions

During the year ended December 31, 2005, we disposed of 143 non-core properties, land parcels and leasehold interests aggregating approximately 2.5 million square feet, for net proceeds of $124.6 million. These dispositions resulted in a gain of $22.4 million, before minority interest. Approximately 1.7 million square feet was vacant or soon to be vacant at the time of sale.

Financings

During the year ended December 31, 2005, we received proceeds of $933.8 million from new mortgages, including (i) debt secured by properties acquired during the year ended December 31, 2005 of $449.8 million, (ii) long-term financing of $304.0 million on the portfolio of properties acquired from Bank of America, N.A. in October 2004, which was originally financed under our secured credit facility, and (iii) $180.0 million refinancing of the mortgage debt on our Dana Commercial Credit portfolio of office properties. The refinancing of our Dana Commercial Credit portfolio is consistent with our refinancing strategy, which is focused on extending the term of existing debt while selectively reducing or eliminating amortization requirements and increasing internally generated cash flow. During the year ended December 31, 2005, principal payments aggregated $241.8 million, including the payment related to the refinancing of mortgage debt on our Dana Commercial Credit portfolio of $161.3 million, scheduled debt amortization of $57.0 million and prepayments as a result of property dispositions of $23.5 million.

During the year ended December 31, 2005, we executed a renewal of our secured credit facility, expanding the maximum available under the facility to $400.0 million and extending the term to October 2008. The outstanding advance on our secured credit facility of $270.0 million at December 31, 2004 was paid in March 2005, when we received long-term financing on the portfolio of properties acquired from Bank of America, N.A. in October 2004. The outstanding advance of $171.3 million at December 31, 2005 primarily represents the financing of our Regions Bank portfolio acquired in June 2005 and our leased-up bank branches acquired from Wachovia Bank, N.A. in November 2005.

Second Public Offering

On May 9, 2005, we completed a second public offering of 16,750,000 common shares of beneficial interest at $14.60 per share. The aggregate net proceeds from this offering (after underwriting discounts, commissions and other offering costs) were approximately $242.8 million. The Company used the aggregate net proceeds for acquisitions.

Portfolio Review

Summarized in the table below are our key portfolio statistics, each of which decreased during the year ended December 31, 2005. These decreases were primarily due to the recapture of scheduled short-term space occupied by bank tenants subsequent to recent acquisitions of certain properties and the acquisition of vacant branches purchased under our formulated price contracts in the fourth quarter of 2005. Over the upcoming periods, we expect that our occupancy will increase through the lease-up of core properties and the disposal of non-core properties. However, we expect that other key portfolio metrics will decrease as we lease-up core properties to non-bank tenants.

December 31,	2005	2004
Occupancy	86.3%	87.0%
% base revenue from financial institutions	86.7%	88.4%
% base revenue from tenants rated "A–" or better (per Standard & Poor's)	84.2%	86.3%
% base revenue from net leases (1)	85.1%	89.7%
Average remaining lease term (years)	13.4	14.7

(1) Includes triple net and bond net leases, as well as other similar leases in which our exposure to operating expenses is capped at the amount that has been, or we expect will be, reached in the near future.

We intend to continue our strategy of acquiring high quality properties through a combination of sale leaseback transactions, specifically tailored transactions, landlord of choice transactions and through our formulated price contracts, and to finance our acquisitions with a combination of equity and debt. We expect to arrange long-term financing on both a secured and unsecured fixed rate basis. We intend to continue to grow our existing relationships and develop new relationships throughout the banking industry, which we expect will lead to further acquisition opportunities. We will also continue to dispose of non-core properties that do not meet our continuing portfolio objectives.

New Information System

Effective January 1, 2006, we implemented a new information system. As a result, a number of our operational processes and internal control procedures will change to conform to the work-flow of the new application. We anticipate that the new information system and internal control procedures will enhance our current processes and financial reporting structure; however, we cannot assure you that this implementation will be executed without some interruption of our operating processes and controls.

SIGNIFICANT ACCOUNTING ESTIMATES AND CRITICAL ACCOUNTING POLICIES

Set forth below is a summary of the significant accounting estimates and critical accounting policies that management believes are important to the preparation of our consolidated financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by our management. As a result, these estimates are subject to a degree of uncertainty. These significant accounting estimates include:

Revenue Recognition

Our revenues, which are derived primarily from rental income, include rents that each tenant pays in accordance with the terms of each lease reported on a straightline basis over the initial term of the lease. Since many of our leases provide for rental increases at specified intervals, straightline basis accounting requires us to record a receivable, and include in revenues, unbilled rent receivables that we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. Revenues also include income related to tenant reimbursements for common area maintenance expenses and certain other recoverable expenses that are recognized as revenue in the period in which the related expenses are incurred.

We continually review receivables related to rent, tenant reimbursements and unbilled rent receivables and determine collectibility by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectibility of a receivable is in doubt, we record an increase in our allowance for uncollectible accounts or record a direct write-off of the receivable in our consolidated statements of operations.

Investments in Real Estate

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred.

Depreciation is computed using the straightline method over the estimated useful life of up to 40 years for buildings and improvements, five to ten years for equipment and fixtures and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to record on an annual basis with respect to our investments in real estate. These assessments have a direct impact on our net income because if we were to shorten the expected useful lives of our investments in real estate we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

We follow Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which established a single accounting model for the impairment or disposal of long-lived assets including discontinued operations. SFAS No. 144 requires that the operations related to properties that have been sold or properties that are intended to be sold be presented as discontinued operations in the statement of operations for all periods presented, and properties intended to be sold to be designated as "held for sale" on the balance sheet.

Based on the occurrence of certain events or changes in circumstances, we review the recoverability of the property's carrying value. Such events or changes in circumstances include the following:

- a significant decrease in the market price of a long-lived asset;
- a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition;
- a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator;
- an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset;
- a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset; and

- a current expectation that, *more likely than not*, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

We review our portfolio on an ongoing basis to evaluate the existence of any of the aforementioned events or changes in circumstances that would require us to test for recoverability. In general, our review of recoverability is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property's use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value expected, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property. We are required to make subjective assessments as to whether there are impairments in the values of our investments in real estate. These assessments have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income.

Purchase Price Allocation

Pursuant to SFAS No. 141, "Business Combinations," we follow the purchase method of accounting for all business combinations. To ensure that intangible assets acquired and liabilities assumed in a purchase method business combination can be recognized and reported apart from goodwill, we ensure that the applicable criteria specified in SFAS No. 141 are met.

We allocate the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their respective fair values. Tangible assets include land, buildings, equipment and tenant improvements on an as-if vacant basis. We utilize various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Identifiable intangible assets include amounts allocated to acquired leases for above- and below-market lease rates, the value of in-place leases, and the value of customer relationships.

Amounts allocated to land, buildings, equipment and fixtures are based on cost segregation studies performed by independent third-parties or on our analysis of comparable properties in our portfolio. Depreciation is computed using the straightline method over the estimated life of 40 years for buildings, five to ten years for building equipment and fixtures, and the lesser of the useful life or the remaining lease term for tenant improvements.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease values are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases.

The aggregate value of intangible assets related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Factors considered by us in our analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period, which typically ranges from six to 18 months. We also estimate costs to execute similar leases including leasing commissions, legal and other related expenses.

The aggregate value of intangibles assets related to customer relationship is measured based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with the tenant. Characteristics considered by us in determining these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors.

The value of in-place leases is amortized to expense over the initial term of the respective leases, which range primarily from two to 20 years. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We also consider information obtained about each property as a result of our pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

Accounting for Derivative Financial Investments and Hedging Activities

We use derivatives to hedge, fix and cap interest rate risk and we account for our derivative and hedging activities using SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires all derivative instruments to be carried at fair value on the balance sheet. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking each hedge transaction. Cash flow hedges that are considered highly effective are accounted for by recording the fair value of the derivative instrument on the balance sheet as either an asset or liability, with a corresponding amount recorded in other comprehensive income within shareholders' equity. Amounts are reclassified from other comprehensive income to the income statements in the period or periods the hedged forecasted transaction affects earnings. Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under SFAS No. 133.

Under cash flow hedges, derivative gains and losses not considered highly effective in hedging the change in expected cash flows of the hedged item are recognized immediately in the income statement. For hedge transactions that do not qualify for the short-cut method, at the hedge's inception and on a regular basis thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in cash flows of the hedged items and whether they are expected to be highly effective in the future.

Recent Accounting Pronouncements

The Securities and Exchange Commission's (SEC) Office of the Chief Accountant and its Division of Corporation Finance announced the release of Staff Accounting Bulleting No. 107, "Share-Based Payment," (SAB No. 107) in response to frequently asked questions and to provide the SEC staff's views regarding the application of SFAS No. 123 (revised 2004), "Share-Based Payments" (SFAS No. 123(R)), issued in December 2004. SAB No. 107 provides interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations; addresses the staff's views on the subject of valuation of share-based payment transactions for public companies; and reiterates the importance of disclosures related to share-based payment transactions in the financial statements filed with the SEC.

SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award (with limited exceptions), eliminating the alternative previously allowed by SFAS No. 123, "Accounting for Stock-Based Compensation," to use the intrinsic value method of accounting. The grant date fair value will be estimated using option-pricing models adjusted for the unique characteristics of the instruments using methods similar to those required by SFAS No. 123 and currently used by us to calculate pro forma net income and earnings per share disclosures. The cost will be recognized ratably over the period during which the employee is required to provide services in exchange for the award. The SEC deferred the effective date for SFAS No. 123(R) for public companies to the first annual period beginning after June 15, 2005. Accordingly, we adopted SFAS No. 123(R) as of January 1, 2006. As a result of adopting SFAS No. 123(R), we will recognize as compensation cost in our financial statements the unvested portion of existing options granted prior to the effective date and the cost of stock options granted to employees after the effective date based on the fair value of the stock options at grant date. Based on stock options outstanding at December 31, 2005, compensation expense related to stock option awards will be approximately $82 and $6 for the years ending December 31, 2006 and 2007, respectively.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," (SFAS No. 154), which replaces APB Opinion No. 20, "Accounting Changes," (APB No. 20), and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." and changes the requirements for the accounting for and reporting of a change in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, rather than previously requirement under APB No. 20 that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 will not have a material effect on our financial position or results of operations.

RESULTS OF OPERATIONS

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2005 AND 2004

The following comparison of our results of operations for the year ended December 31, 2005 to the year ended December 31, 2004, makes reference to the following: (i) the effect of the "Same Store," which represents all properties owned by us at January 1, 2004 and still owned by us at December 31, 2005, excluding assets held for sale at December 31, 2005 and (ii) the effect of "Acquisitions," which represents all properties acquired during the period from January 1, 2004 through December 31, 2005. Acquisitions include State Street Financial Center, Harborside, 101 Independence Center, the Wachovia Bank, N.A. portfolio acquired in September 2004, the Bank of America, N.A. portfolio acquired in October 2004, the National City Bank Building, Bank of America–West, One Montgomery Street, 801 Market Street, Bank of Oklahoma Plaza, Charter One Bank portfolio, Regions Bank portfolio, Household, Fireman's Fund, One Citizen Plaza, One Colonial Plaza and properties acquired under our formulated price contracts.

Amounts in thousands:

	Same Store		Acquisitions		Corporate and Eliminations		Total Portfolio	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenues:								
Rental income	$147,955	$142,485	$182,733	$ 81,155	$ (823)	$ (480)	$ 329,865	$223,160
Operating expense reimbursements	67,765	64,932	117,466	28,607	13	(19)	185,244	93,520
Interest and other income, net	2,374	1,010	465	(479)	2,401	2,664	5,240	3,195
Total revenues	218,094	208,427	300,664	109,283	1,591	2,165	520,349	319,875
Property operating expenses	95,333	91,290	175,794	54,967	(12,713)	(6,352)	258,414	139,905
Property writedown—hurricane	—	—	949	—	—	—	949	—
Property damage recoverage—hurricane	—	—	(949)	—	—	—	(949)	—
Net operating income	122,761	117,137	124,870	54,316	14,304	8,517	261,935	179,970
Marketing, general and administrative	—	—	—	—	24,144	23,888	24,144	23,888
Broken deal costs	—	—	—	—	1,220	227	1,220	227
Amortization of deferred equity compensation	—	—	—	—	10,411	9,078	10,411	9,078
Outperformance plan—contingent restricted share component	—	—	—	—	—	(5,238)	—	(5,238)
Severance and related accelerated amortization of deferred compensation	—	—	—	—	4,503	1,857	4,503	1,857
Earnings before interest, depreciation and amortization	122,761	117,137	124,870	54,316	(25,974)	(21,295)	221,657	150,158
Depreciation and amortization	72,820	68,664	89,789	34,634	1,314	510	163,923	103,808
Operating income	$ 49,941	$ 48,473	$ 35,081	$ 19,682	$(27,288)	$(21,805)	57,734	46,350
Interest expense							(157,608)	(89,417)
Gain on sale of land and minority interest in a property, net							1,596	17,773
Net loss on investments							(530)	(409)
Minority interest							4,518	1,192
Loss from continuing operations							(94,290)	(24,511)
Discontinued operations							(18,952)	(6,084)
Yield maintenance fees							(567)	(3,060)
Net gains on disposals							20,194	11,410
Income (loss) from discontinued operations							675	2,266
Net loss							$ (93,615)	$(22,245)

Net Operating Income

Total revenues increased $200.4 million, or 62.6%, to $520.3 million for the year ended December 31, 2005 from $319.9 million for the year ended December 31, 2004. Property operating expenses increased $118.5 million, or 84.7%, to $258.4 million for the year ended December 31, 2005 from $139.9 million for the year ended December 31, 2004. These increases, which are largely attributable to Acquisitions as well as certain 2005 activity in Same Store portfolios, resulted in an increase to total net operating income of $81.9 million, or 45.5%, to $261.9 million for the year ended December 31, 2005 from $180.0 million for the year ended December 31, 2004.

Same Store—Net Operating Income

Net operating income on the Same Store increased $5.7 million, or 4.9%, to $122.8 million for the year ended December 31, 2005 from $117.1 million for the year ended December 31, 2004. This increase was primarily due to the following:

Dana Commercial Credit. The properties in the Dana Commercial Credit portfolio are primarily occupied by Bank of America, N.A. under a single master lease agreement. This master lease agreement allows Bank of America, N.A. to return certain space (or retain the space upon payment of additional rent) in 2004, 2009, and 2015. The return of the space does not reduce the amount of Bank of America, N.A.'s contractual rent obligations. In June 2004 and January 2005, Bank of America, N.A. returned in aggregate approximately 654,000 square feet. Prior to June 2004, Bank of America, N.A. paid rent on the returned space and directly collected the rent from its third party tenants and directly paid operating expenses. As a result, in June 2004 and January 2005, in addition to the income we already receive from Bank of America, N.A. for the properties, we also began directly collecting rental income and operating expense reimbursements from subtenants that occupy a portion of the returned space and from Bank of America, N.A. for certain space that it decided to retain and directly paying and incurring operating expenses. These increases to net operating income on the Dana Commercial Credit portfolio were partially offset by lost rental income from a scheduled lease termination by a non-bank tenant, which occurred in June 2005. The net effect of this returned space and the scheduled lease termination totaled approximately $0.9 million of additional net operating income for the year ended December 31, 2005 compared to the year ended December 31, 2004.

The increase in rental income in the Dana Commercial Credit portfolio was also related to the correction of straightline rental income. During the fourth quarter of 2005, the Company discovered that rental income was being straightlined through December 2022, six months longer than the actual expiration of June 2022. After evaluating the impact of this adjustment, approximately $0.9 million of additional rental income was recorded during the fourth quarter of 2005 in order to adjust deferred straightline rent to the proper balance as of December 31, 2005.

Formulated price contract. Net operating income on Same Store also increased as a result of new leases across certain portfolios, particularly properties acquired under our formulated price contracts with Wachovia Bank, N.A. and Citibank. Once branches purchased or assumed under our formulated contracts are leased, the tenant generally directly pays operating expenses under net lease arrangements.

123 South Broad Street. During the year ended December 31, 2005, we recorded an early termination fee of $1.3 million, which resulted in an increase to other income. This fee was received in connection with a bank tenant vacating a portion of the space it leased in 123 South Broad Street in Philadelphia. As a result of this early termination, net operating income, excluding the early termination fee, on our 123 South Broad Street decreased primarily due to the accelerated amortization of the accounts related to the lease.

Bank of America, N.A. Portfolio Acquired in June 2003. During the year ended December 31, 2005, we recorded an early termination fee of $0.5 million, which resulted in an increase to other income, from a non-bank third party tenant. This early termination was initiated by the tenant due to its financial instability. In connection with this early termination, we accelerated amortization of straightline rent and intangibles, which resulted in an increase to rental income of $1.0 million.

Three Beaver Valley. During the year ended December 31, 2005, we finished construction of an adjacent parking garage and signed a new lease with the tenant effective January 1, 2005, which contributed $0.4 million to net operating income.

Acquisitions—Net Operating Income

Net operating income on Acquisitions increased $70.6 million, or 130.0%, to $124.9 million for the year ended December 31, 2005 from $54.3 million for the year ended December 31, 2004. This increase primarily relates to the following:

Timing of Acquisitions. The increase in net operating income on Acquisitions primarily related to the timing of acquisitions in the year ended December 31, 2005, which included a full year of results for Acquisitions purchased in 2004 and a partial year of results for Acquisitions purchased in 2005. The largest effect relates to the September 2004 and October 2004 purchases of the portfolios of properties from Wachovia Bank, N.A. and Bank of America, N.A., respectively.

State Street Financial Center. Both the timing of the acquisition of State Street Financial Center in February 2004 and the July 2004 completion of the lease on the parking garage at State Street Financial Center contributed to the increase in net operating income on Acquisitions.

Lease-up. Net operating income on Acquisitions also increased as a result of lease-up across certain portfolios, including Harborside in Jersey City, New Jersey and properties acquired under our formulated price contracts.

Marketing, General and Administrative Expenses

Marketing, general and administrative expenses increased $0.2 million, or 0.8%, to $24.1 million for the year ended December 31, 2005, from $23.9 million for the year ended December 31, 2004. This increase was primarily attributable to increased personnel costs, professional fees and office and travel related expenses. These increases were partially offset by the increase in the capitalization of certain leasing-related costs. The decrease of marketing, general and administrative expenses as a percentage of total revenues to 4.6% for the year ended December 31, 2005, from 7.5% for the year ended December 31, 2004, is largely attributable to the increase in rental income and operating expense reimbursements resulting from Acquisitions.

Broken Deal Costs

Broken deal costs increased $1.0 million to $1.2 million for the year ended December 31, 2005, from $0.2 million for the year ended December 31, 2004. Our policy is to capitalize, as deferred costs, external expenses associated with potential acquisitions. However, when we make the decision not to pursue transactions that do not meet our investment criteria, the previously capitalized costs are immediately expensed as broken deal costs in our consolidated statement of operations. The majority of our broken deal costs during both the years ended December 31, 2005 and 2004 related to withdrawing from potential transactions associated with our European expansion efforts.

Amortization of Deferred Equity Compensation

The amortization of deferred equity compensation increased $1.3 million to $10.4 million for the year ended December 31, 2005, from $9.1 million for the year ended December 31, 2004. This increase was associated with the amortization of additional restricted stock grants issued during the year ended December 31, 2005.

Outperformance Plan—Contingent Restricted Share Component

During the year ended December 31, 2004, we reversed the previously recorded expense associated with the contingent restricted share component of our Outperformance Plan. This expense was reversed due to variable plan accounting treatment as a result of the performance in our stock price relative to the measured index. The Outperformance Plan was a three-year plan that expired on January 1, 2006 and was succeeded by the 2006 Long-Term Incentive Plan as our long-term performance plan for senior executives.

Severance and Related Accelerated Amortization of Deferred Compensation

During the years ended December 31, 2005 and 2004, we incurred severance charges related to the separation of two senior officers and one senior officer, respectively. These severance charges included the amortization of deferred compensation associated with the acceleration of vesting and additional issuance of restricted stock awards.

Depreciation and Amortization Expense

Depreciation and amortization expense increased approximately $60.1 million, or 57.9%, to $163.9 million for the year ended December 31, 2005, from $103.8 million for the year ended December 31, 2004. This increase was primarily due to depreciation and amortization expense associated with Acquisitions as well as the following:

Same Store. The increase in depreciation and amortization expense in Same Store was primarily attributable to the correction of useful lives on certain portfolios. During the year ended December 31, 2005, the Company discovered that certain depreciable assets, primarily intangible assets, were being amortized over the improper useful lives. After evaluating the impact of these adjustments, approximately $0.9 million of additional depreciation and amortization expense was recorded during the year ended December 31, 2005 in order to adjust accumulated amortization to the proper balances. Since the change shortened useful lives, depreciation and amortization is higher in the year ended December 31, 2005 relative to the year ended December 31, 2004.

The increase in depreciation and amortization expense in Same Store was also related to additional capital and tenant improvements across various portfolios and the accelerated amortization of intangibles and tenant improvements related to early lease terminations.

Corporate. The increase in depreciation and amortization expense in Corporate is primarily attributable to leasehold improvements, office furniture and fixtures due to the expansion of our Corporate offices as well as equipment associated with our new information system capitalized during the year ended December 31, 2005.

Interest Expense on Mortgages and Other Debt

Interest expense on mortgage notes and other debt increased approximately $68.2 million, or 76.3%, to $157.6 million for the year ended December 31, 2005, from $89.4 million for the year ended December 31, 2004. This increase was primarily attributable to additional borrowings and contractual increases in interest rates, specifically due to the following:

New Borrowings. During the year ended December 31, 2005, we received proceeds of $449.8 million under new or assumed mortgages, secured by properties acquired in 2005, which increased interest expense by $10.3 million. Interest expense increased $28.5 million due to incurring a full year of interest expense on mortgages secured by properties acquired in 2004 and in September 2004 the interest rate on the $520.0 million mortgage note payable secured by State Street Financial Center changed from a variable rate of LIBOR plus 1.25% to a fixed rate of 5.79%. In addition, in March 2005, we completed the $304.0 million long-term financing, secured by the Bank of America, N.A. portfolio purchased in October 2004. This financing bore interest at a floating rate equal to LIBOR plus 0.02% through June 14, 2005, before reverting to a fixed rate of 5.96% for the remainder of the loan term and increased interest expense by $13.0 million.

Secured Credit Facility. Interest expense on our secured credit facility increased by $0.9 million. Although average advances under our secured credit facility decreased to $85.9 million during the year ended December 31, 2005 from $95.3 million during the year ended December 31, 2004, the weighted average effective interest rate increased to 6.89% from 5.29%. The advances outstanding at December 31, 2004 of $270.0 million were drawn in October 2004 to partially fund the acquisition of the Bank of America, N.A. portfolio. These funds were repaid in March 2005, when proceeds of $304.0 million from a long-term loan secured by the portfolio were received. After the repayment in March 2005, the secured credit facility remained unused until funds were drawn to finance a portion of the Regions Bank portfolio and leased-up properties purchased under formulated price contracts during the third and fourth quarters of 2005.

Senior Convertible Notes. During the year ended December 31, 2005, we incurred a full year of interest expense associated with our convertible senior notes issued in July 2004 and October 2004, which resulted in an increase to interest expense of $12.4 million.

Deferred Financing Costs. During the year ended December 31, 2005, we incurred additional non-cash interest expense of $4.7 million related to the accelerated amortization of deferred financing costs due to the refinancing of the mortgage secured by the Dana Commercial Credit portfolio. During the year ended December 31, 2005, we also incurred additional non-cash interest expense associated with the change in the amortization method of deferred financing costs from the straightline to effective interest method. This change in methodology resulted in an increase in non-cash interest expense of $0.5 million to adjust accumulated amortization to the proper balance at December 31, 2005.

Variable to Fixed Changes in Interest Rates. The $63.0 million mortgage secured by Bank of America Plaza completed in April 2004, converted from a variable rate of LIBOR plus 1.5% (2.62% in June 2004) to a fixed rate of 4.55% in July 2004.

Debt Amortization and Extinguishment. These increases in interest expense are partially offset by contractual debt amortization of $57.0 million during the year ended December 31, 2005 and the early extinguishment of debt of approximately $23.5 million due to the disposition of the underlying properties.

Gain on Sale of Land and Minority Interest in a Property, Net

During the year ended December 31, 2005, we sold five parcels of land acquired in November 2005 under our formulated price contract with Wachovia Bank, N.A. for a net gain of $1.6 million. The net gain recorded during the year ended December 31, 2004, primarily relates to the sale of a 30% interest in State Street Financial Center for a net gain of $17.7 million.

Net Loss on Investments

Net loss on investments increased $0.1 million to $0.5 million for the year ended December 31, 2005, from $0.4 million for the year ended December 31, 2004. This increase was primarily due to a loss incurred on the sale of certain marketable securities. We do not hold a position in such securities as of December 31, 2005.

Minority Interest

Minority interest increased $3.3 million to $4.5 million for the year ended December 31, 2005, from $1.2 million for the year ended December 31, 2004. This amount represents an allocation of net loss to unitholders in our Operating Partnership and an allocation of net income or loss from our 123 South Broad Street, State Street Financial Center and 801 Market Street properties to third parties that own a minority interest in those properties. We sold a 30% minority interest in State Street Financial Center in December 2004 and acquired an 89% majority interest in 801 Market Street in April 2005; therefore, little or no allocations to minority interest were recorded on these properties during the year ended December 31, 2004. On October 31, 2005, the Company acquired the remaining 11% limited partnership interest in the entity that owned 123 S. Broad Street in Philadelphia, PA. Therefore, allocations of minority interest on 123 South Broad ceased after October 31, 2005.

Discontinued Operations—Loss from Discontinued Operations.

Loss from discontinued operations increased $12.9 million to a loss of $19.0 million, net of minority interest, for the year ended December 31, 2005, from a loss of $6.1 million, net of minority interest, for the year ended December 31, 2004. The properties included in discontinued operations generated approximately $13.1 million more in net loss during the year ended December 31, 2005 compared to the same period in 2004, primarily due to interest expense and depreciation and amortization. A majority of the properties sold or held for sale at December 31, 2005 were acquired in 2005 or in the fourth quarter of 2004 and therefore only contributed a partial year of losses to the year ended December 31, 2004, if at all. This increase was partially offset by a $0.2 million decrease in impairment charges during the year ended December 31, 2005 compared to the same period in 2004.

Discontinued Operations—Yield Maintenance Fees

During the year ended December 31, 2005, we sold seven properties encumbered by a mortgage and incurred related charges on the early extinguishment of debt of approximately $0.6 million, net of minority interest. In comparison, during the year ended December 31, 2004, we sold three properties encumbered by mortgages and incurred related charges on the early extinguishment of debt of approximately $3.1 million, net of minority interest.

Discontinued Operations—Net Gains

During the year ended December 31, 2005 and 2004, we sold 130 and 48 properties for a gain of $20.2 million and $11.4 million, net of minority interest and income taxes, respectively. We have established investment criteria for properties included in our real estate portfolio and a policy to dispose of non-core properties that do not meet such criteria. Pursuant to our policy, we generally intend to commence efforts to dispose of non-core properties within 30 days of acquisition and dispose of them within approximately 12 months of acquisition. If we sell properties at a gain, we may incur income tax liability.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2004 AND 2003

The following comparison of our results of operations for the year ended December 31, 2004 to the year ended December 31, 2003, makes reference to the following: (i) the effect of the "Same Store," which represents all properties owned by us at January 1, 2003 and still owned by us at December 31, 2004, excluding assets held for sale at December 31, 2005 and (ii) the effect of "Acquisitions," which represents all properties acquired during the period from January 1, 2003 through December 31, 2004. Acquisitions included the Dana Commercial Credit portfolio, Pitney Bowes-Wachovia, Bank of America, N.A. portfolio purchased in June 2003, Pitney Bowes-KeyBank, Pitney Bowes-Bank of America, Three Beaver Valley, Bank of America Plaza, State Street Financial Center, Harborside, 101 Independence Center, the Wachovia Bank, N.A. portfolio acquired in September 2004, the Bank of America, N.A. portfolio acquired in October 2004 and properties acquired under our formulated price contracts.

Amounts in thousands:

	Same Store		Acquisitions		Corporate and Eliminations		Total Portfolio	
	2004	2003	2004	2003	2004	2003	2004	2003
Revenues:								
Rental income	$ 25,193	$ 24,294	$198,447	$61,276	$ (480)	$ (83)	$223,160	$ 85,487
Operating expense reimbursements	5,810	5,860	87,729	24,143	(19)	(21)	93,520	29,982
Interest and other income, net	682	640	(150)	148	2,663	3,533	3,195	4,321
Total revenues	31,685	30,794	286,026	85,567	2,164	3,429	319,875	119,790
Property operating expenses	13,505	13,030	132,747	34,297	(6,347)	(3,195)	139,905	44,132
Net operating income	18,180	17,764	153,279	51,270	8,511	6,624	179,970	75,658
Marketing, general and administrative	—	—	—	—	23,888	16,350	23,888	16,350
Broken deal costs	—	—	—	—	227	—	227	—
Amortization of deferred equity compensation	—	—	—	—	9,078	3,361	9,078	3,361
Outperformance plan—cash component	—	—	—	—	—	2,014	—	2,014
Outperformance plan—contingent restricted share component	—	—	—	—	(5,238)	5,238	(5,238)	5,238
Severance and related accelerated amortization of deferred compensation	—	—	—	—	1,857	—	1,857	—
Earnings before interest, depreciation and amortization	18,180	17,764	153,279	51,270	(21,301)	(20,339)	150,158	48,695
Depreciation and amortization	8,821	8,864	94,477	33,965	510	146	103,808	42,975
Operating income	$ 9,359	$ 8,900	$ 58,802	$17,305	$(21,811)	$(20,485)	46,350	5,720
Interest expense							(89,417)	(28,164)
Gain on sale of land and minority interest in a property, net							17,773	—
Net loss on investments							(409)	(9,239)
Net interest income from residential mortgage-backed securities							—	4,661
Minority interest							1,192	1,938
Loss from continuing operations							(24,511)	(25,084)
Discontinued operations							(6,084)	(2,145)
Yield maintenance fees							(3,060)	—
Net gains on disposals							11,410	8,407
Income from discontinued operations							2,266	6,262
Net loss							$(22,245)	$(18,822)

Net Operating Income

Total revenues increased $200.1 million, or 167.0%, to $319.9 million for the year ended December 31, 2004 from $119.8 million for the year ended December 31, 2003. Property operating expenses increased $95.8 million, or 217.2%, to $139.9 million for the year ended December 31, 2004 from $44.1 million for the year ended December 31, 2003. These increases, which are largely attributable to Acquisitions as well as certain 2004 activity in Same Store portfolios, resulted in an increase to total net operating income of $104.3 million, or 137.8%, to $180.0 million for the year ended December 31, 2004 from $75.7 million for the year ended December 31, 2003.

Same Store—Net Operating Income

Net operating income on the Same Store increased $0.4 million, or 2.2%, to $18.2 million for the year ended December 31, 2004 from $17.8 million for the year ended December 31, 2003. This increase was primarily due to the lease-up of properties acquired from Wachovia Bank, N.A. under our formulated price contracts.

Acquisitions—Net Operating Income

Net operating income on Acquisitions increased $102.0 million, or 198.8%, to $153.3 million for the year ended December 31, 2004 from $51.3 million for the year ended December 31, 2003. This increase primarily related to the following:

Timing of Acquisitions. The primary reason for the increase in net operating income on Acquisitions related to the timing of acquisitions in that the year ended December 31, 2004 included a full year of results for Acquisitions purchased in 2003 and a partial year of results for Acquisitions purchased in 2004. The largest effect relates to the September 2004 purchase of a portfolio of properties from Wachovia Bank, N.A. and the June 2003 and October 2004 purchases of portfolios of properties from and Bank of America, N.A.

Dana Commercial Credit. In addition to the effect of the timing of the acquisition of the Dana Commercial Credit portfolio, which occurred in January 2003, net operating income on the Dana Commercial Credit portfolio increased due to the change in lease arrangement in some of the properties from bond net terms to net lease terms. The properties in this portfolio are primarily occupied by Bank of America, N.A. under a single master lease agreement. This master lease agreement allows Bank of America, N.A. to return certain space (or retain the space upon payment of additional rent) in 2004, 2009, and 2015. The return of the space does not reduce the amount of Bank of America, N.A.'s contractual rent obligations. In June 2004 and January 2005, Bank of America, N.A. returned in aggregate approximately 654,000 square feet. Prior to June 2004, Bank of America, N.A. paid rent on the returned space and directly collected the rent from its third party tenants and directly paid operating expenses. As a result, in June 2004 and January 2005, in addition to the income we already receive from Bank of America, N.A. for the properties, we also began directly collecting rental income and operating expense reimbursements from subtenants that occupy a portion of the returned space and from Bank of America, N.A. for certain space that it decided to retain and directly paying and incurring operating expenses. As a result of this change, net operating income on the Dana Commercial Credit portfolio increased $1.7 million in the year ended December 31, 2004 compared to the year ended December 31, 2003.

Marketing, General and Administrative Expenses

Marketing, general and administrative expenses increased $7.5 million, or 45.7%, to $23.9 million for the year ended December 31, 2004, from $16.4 million for the year ended December 31, 2003. This increase primarily related to additional compensation and related benefits resulting from the increased number of employees required to operate a public company and to manage a substantially increased number of properties. The increase was also attributable to an additional $1.1 million of initial costs associated with the investigation of European expansion opportunities, trustees and officer's insurance premiums, marketing and travel related expenses and professional fees. The decrease of marketing, general and administrative expenses as a percentage of total revenues to 7.5% for the year ended December 31, 2004, from 13.6% for the year ended December 31, 2003, was largely attributable to the increase in rental income and operating expense reimbursements resulting from Acquisitions.

Broken Deal Costs

During the year ended December 31, 2004, we incurred broken deal costs of $0.2 million. No such costs were incurred during the year ended December 31, 2003. Our policy is to capitalize, as deferred costs, external expenses associated with potential acquisitions. However, once a decision is made not to pursue transactions that do not meet our investment criteria, the previously capitalized costs are immediately expensed as broken deal costs in the Consolidated Statement of Operations. The majority of our broken deal costs during the year ended December 31, 2004 related to withdrawing from potential transactions associated with our European expansion efforts.

Amortization of Deferred Equity Compensation

The amortization of deferred equity compensation increased $5.7 million, or 167.6%, to $9.1 million for the year ended December 31, 2004, from $3.4 million for the year ended December 31, 2003. The amortization for the year ended December 31, 2004 included the expense associated with awards granted in 2004 and 2003; whereas amortization for the year ended December 31, 2003 only includes awards granted in 2003, most of which were not granted until July 2003.

Outperformance Plan—Cash and Contingent Restricted Share Components

During the year ended December 31, 2003, we recorded an expense associated with the cash and contingent restricted share components of our Outperformance Plan of $2.0 million and $5.2 million, respectively. During the year ended December 31, 2004, we reversed the previously recorded expense associated with the contingent restricted share component of our Outperformance Plan, all of which was recorded during the year ended December 31, 2003. This expense was reversed due to variable plan accounting treatment as a result of the performance in our stock price relative to the measured index. The Outperformance Plan was a three-year plan that expired on January 1, 2006 and was succeeded by the 2006 Long Term Incentive Plan as our long-term performance plan for senior executives.

Severance and Related Accelerated Amortization of Deferred Compensation

During the year ended December 31, 2004, we incurred severance charges related to the separation of one senior officer. These severance charges included the amortization of deferred compensation associated with the acceleration of vesting of restricted stock awards. No such expense was incurred during the year ended December 31, 2003.

Depreciation and Amortization Expense

Depreciation and amortization expense increased approximately $60.8 million, or 141.4%, to $103.8 million for the year ended December 31, 2004, from $43.0 million for the year ended December 31, 2003. This increase was primarily due to depreciation and amortization expense associated with Acquisitions.

Same Store. The increase in depreciation and amortization expense in Same Store was primarily attributable to additional capital and tenant improvements.

Corporate. The increase in depreciation and amortization expense in Corporate was primarily attributable to leasehold improvements and office furniture and fixtures.

Interest Expense on Mortgages and Other Debt

Interest expense on mortgage notes and other debt increased approximately $61.2 million, or 217.0%, to $89.4 million for the year ended December 31, 2004, from $28.2 million for the year ended December 31, 2003. This increase was primarily attributable to additional borrowings and contractual increases in interest rates, specifically due to the following:

New Borrowings. During the year ended December 31, 2004, interest expense increased by $48.1 million as a result of new debt, secured by properties acquired during the year ended December 31, 2004 and a full year of interest expense on debt secured by properties acquired during the year ended December 31, 2003. The increase included variable to fixed rate interest rate changes described below.

Variable to Fixed Changes in Interest Rates. The $63.0 million mortgage secured by Bank of America Plaza completed in April 2004, converted from a variable rate of LIBOR plus 1.5% (2.62% in June 2004) to a fixed rate of 4.55% in July 2004. In December 2003, the interest rate on mortgages encumbered by properties in our Bank of America, N.A. portfolio acquired in June 2003 reverted from a variable rate of LIBOR plus 1.40% to a fixed rate of 5.47%. In April and May 2003, interest rates on mortgages secured by our Pitney Bowes-Wachovia and Dana Commercial Credit portfolios reverted from a variable rate of LIBOR plus 1.25% for both loans to a fixed rate of 5.05% and 4.04%, respectively.

In September 2004, the interest rate on the $520.0 million mortgage note payable secured by State Street Financial Center changed from a variable rate of LIBOR plus 1.25% (2.61% in August 2004) to a fixed rate of 5.79%.

Secured Credit Facility. During the year ended December 31, 2004, we incurred interest expense of $5.0 million related to advances under our secured credit facility to fund Acquisitions. We did not have any advances under this facility during the year ended December 31, 2003.

Senior Convertible Note. During the year ended December 31, 2004, we incurred interest expense of $8.2 million associated with our convertible senior notes issued in July 2004 and October 2004. No such expense was incurred during the year ended December 31, 2003.

Debt Amortization. These increases in interest expense are partially offset by the effect of contractual debt amortization of $39.2 million, which occurred during the year ended December 31, 2004.

Gain on Sale of Land and Minority Interest in a Property, Net

The net gain recorded during the year ended December 31, 2004, primarily relates to the sale of a 30% interest in State Street Financial Center for a net gain of $17.7 million.

Loss on Investments

Loss on investments was approximately $0.4 million for the year ended December 31, 2004 as compared to a loss of approximately $9.2 million for the year ended December 31, 2003. This decrease was primarily due to a loss incurred on the sale of investments in our residential mortgage-backed securities portfolio during the year ended December 31, 2003. Our portfolio of residential mortgage-backed securities was sold in the second quarter of 2003.

Net Interest Income on Residential Mortgage-Backed Securities, Net of Expenses

During the year ended December 31, 2003, net interest income from our residential mortgage-backed securities portfolio was approximately $4.7 million. We did not have any net interest income from residential mortgage-backed securities during the year ended December 31, 2004 because on May 21, 2003, our board of trustees approved the sale of all remaining residential mortgage-backed securities in our portfolio, the repayment of all borrowings under reverse repurchase agreements used to finance the portfolio and the termination of a related hedging agreement. These transactions were completed during the second quarter of 2003.

Minority Interest

Minority interest decreased approximately $0.7 million to approximately $1.2 million for the year ended December 31, 2004, from approximately $1.9 million for the year ended December 31, 2003. This amount represents an allocation of net loss to unitholders in our Operating Partnership and an allocation of net income or loss from our 123 South Broad Street and State Street Financial Center properties to individuals who own an 11% and 30% interest in the entities that own those properties, respectively. We sold a 30% minority interest in State Street Financial Center in December 2004; therefore, no allocations to minority interest was recorded on this property during the year ended December 31, 2003.

Discontinued Operations—Loss from Operations

Loss from discontinued operations increased approximately $4.0 million to a loss of approximately $6.1 million, net of minority interest for the year ended December 31, 2004, from a loss of approximately $2.1 million, net of minority interest for the year ended December 31, 2003. This increase is primarily due to impairment charges on properties sold of approximately $3.6 million during the year ended December 31, 2004, compared to approximately $1.6 million during the year ended December 31, 2003. Excluding impairment charges, the properties included in discontinued operations generated approximately $1.9 million of additional net loss during the year ended December 31, 2004 compared to the same period in 2003.

Discontinued Operations—Yield Maintenance Fees

During the year ended December 31, 2004, we sold three properties encumbered by mortgages and incurred related charges on early extinguishment of debt of approximately $3.1 million, net of minority interest. We did not incur charges related to the early extinguishment of debt, during the year ended December 31, 2003.

Discontinued Operations—Net Gains

During the year ended December 31, 2004 and 2003, we sold 48 and 38 properties for a gain, net of minority interest and income taxes, of approximately $11.4 million and $8.4 million, respectively. We have established investment criteria for properties included in our real estate portfolio and a policy to dispose of non-core properties that do not meet such criteria. Pursuant to our policy, we generally intend to commence efforts to dispose of non-core properties within 30 days of acquisition and dispose of them within approximately 12 months of acquisition. If we sell properties at a gain, we may incur an income tax liability on such gains.

CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2005

During the year ended December 31, 2005, net cash provided by operating activities was approximately $98.3 million. The level of cash flows provided by operating activities is affected by the receipt of scheduled rent payments and the timing of the payment of operating and interest expenses. The increase in deferred revenue is due to the prepayment of contractual rent payments received from Bank of America, N.A. for the Dana Commercial Credit portfolio that apply to future periods, sublease management and standby subtenant fees related to our leasehold interest in Harborside and prepaid rent related to properties we did not own on December 31, 2004.

Net cash used in investing activities was approximately $702.3 million. Investing activities consisted primarily of payments for acquisitions, net of cash acquired, of approximately $807.0 million and approximately $41.6 million for payments related to capital expenditures and leasehold termination costs. Payments for capital expenditures and leasehold termination costs include $11.1 million of non-real estate capital expenditures, $6.1 million of tenant improvements, $8.6 million of completed building improvements and equipment projects, $14.8 million of construction in progress and $1.0 million of termination costs. Payments for completed building improvements and equipment include approximately $4.7 million of the pro rata share of these costs that will be reimbursed with interest by our bank tenants over the useful life of the assets. These payments were partially offset by net sales of marketable securities of approximately $20.7 million and proceeds from sales of real estate and non-real estate investments and payments received to assume leasehold interests of approximately $125.6 million.

Net cash provided by financing activities was approximately $603.7 million. Financing activities consisted primarily of proceeds from mortgage notes payable, convertible senior notes and credit facilities of approximately $1,108.7 million, which were used principally to finance properties acquired in 2005 and the Bank of America, N.A. portfolio purchased in 2004. We also received approximately $244.4 million of proceeds from our secondary offering in May 2005 and the exercise of stock options and $0.3 million of contributions from the minority interest owners of State Street Financial Center. These proceeds were partially offset by (i) dividends to shareholders and distributions to Operating Partnership unitholders of approximately $134.4 million, (ii) repayment of mortgage notes payable and payment of financing costs of approximately $594.9 million, (iii) approximately $4.4 million of payments to redeem Operating Partnership units issued in connection with the acquisition of State Street Financial Center and (iv) approximately $16.0 million related to an increase in restricted cash.

CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2004

During the year ended December 31, 2004, net cash provided by operating activities was approximately $139.9 million. The level of cash flows provided by operating activities was affected by the receipt of scheduled rent payments and the timing of the payment of operating and interest expenses. The increase in deferred leasing costs was primarily related to the lease inducement fee paid to a subsidiary of State Street Corporation, the tenant in State Street Financial Center, and a lease extension fee paid to Bank of America, N.A., a tenant in 101 Independence Center. These increases were partially offset by the increase in deferred revenue. The increase in deferred revenue was due to the prepayment of contractual rent payments received from Bank of America, N.A. for the Dana Commercial Credit portfolio that apply to future periods, sublease management and standby subtenant fees related to our leasehold interest in Harborside and prepaid rent related to properties we did not own on December 31, 2003, including State Street Financial Center and the portfolios we purchased from Wachovia Bank, N.A. in September 2004 and Bank of America, N.A. in October 2004.

Net cash used in investing activities was approximately $1,733.7 million. Investing activities consisted primarily of payments for acquisitions, net of cash acquired, of approximately $2,006.7 million, principally for the acquisition of State Street Financial Center, 215 Fremont Street, 101 Independence Center, and the Wachovia Bank, N.A. and Bank of America, N.A. portfolios, and approximately $15.8 million for payments related to capital expenditures and leasehold termination costs. These payments were partially offset by net sales of marketable securities of approximately $42.8 million, proceeds from sales of real estate and non-real estate investments and payments received to assume leasehold interests of approximately $187.0 million and net proceeds from the sale of a 30% interest in State Street Financial Center of $59.0 million.

Net cash provided by financing activities was approximately $1,493.2 million. Financing activities consisted primarily of proceeds from mortgage notes payable, convertible senior notes and credit facilities of approximately $1,965.5 million, which were used principally to finance a portion of the purchase price of State Street Financial Center, 215 Fremont Street, and the Wachovia Bank, N.A. and Bank of America, N.A. portfolios and proceeds from the exercise of stock options of approximately $7.5 million. These proceeds were partially offset by (i) dividends to shareholders and distributions to Operating Partnership unitholders of approximately $116.8 million, (ii) repayment of mortgage notes payable and payment of financing costs of approximately $300.2 million, (iii) approximately $31.1 million of payments to redeem Operating Partnership units issued in connection with the acquisition of State Street Financial Center, and (iv) approximately $31.7 million related to an increase in restricted cash.

CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2003

During the year ended December 31, 2003, net cash provided from operating activities was approximately $94.8 million. The level of cash flows provided by operating activities is affected by the receipt of scheduled rent payments and the timing of the payment of operating and interest expenses. In January 2003, we received a rental payment of approximately $40.4 million from Bank of America, N.A. under the terms of a lease we assumed in the acquisition of a portfolio of 14 office buildings and two parking facilities from a wholly owned subsidiary of Dana Commercial Credit Corporation.

Net cash used for investing activities was approximately $46.4 million, and included (i) sales of residential mortgage-backed securities of approximately $939.6 million, (ii) receipt of principal payments on residential mortgage-backed securities of approximately $172.6 million, (iii) net sales of marketable investments of approximately $76.8 million, (iv) acquisitions of real estate investments, net of proceeds on sales of real estate investments, of approximately $1,239.9 million, (v) a decrease in accrued interest income of $7.6 million and (vi) capital expenditures of approximately $3.1 million.

Net cash provided by financing activities was approximately $101.9 million, and included (i) repayments of reverse repurchase agreements of approximately $1,053.5 million, (ii) proceeds from share issuances of approximately $741.3 million, (iii) payment of dividends and distributions to Operating Partnership unitholders and shareholders of approximately $63.0 million, (iv) repayment of mortgage notes and bridge notes payable of approximately $935.4 million, (v) payment for deferred financing costs of approximately $36.1 million, (vi) borrowings under mortgage notes and bridge loans of approximately $1,460.3 million and (vii) an increase in restricted cash of approximately $11.7 million.

LIQUIDITY AND CAPITAL RESOURCES

Short-Term Liquidity Requirements

We had an aggregate of $113.6 million of cash, cash equivalents and short-term investments as of December 31, 2005. On May 9, 2005, we completed a public offering of 16,750,000 common shares and received proceeds of approximately $242.8 million, which were deployed in their entirety to complete acquisitions previously identified in that offering's prospectus or additional acquisitions identified after the completion of the offering.

Based on the collateral pool of assets pledged on our secured credit facility at December 31, 2005, we had approximately $198.6 million of immediately available funds and had drawn $171.3 million of advances, resulting in a net immediate availability of $27.3 million. We also had $201.4 million of additional, uncollateralized availability under this facility. In addition to our secured credit facility, we have an unsecured credit facility with a $60.0 million borrowing limit, available for general corporate purposes. At December 31, 2005, we had $56.4 million of letters of credit outstanding under the unsecured facility, resulting in a net availability of $3.6 million. As of December 31, 2005, total availability under both our secured and unsecured credit facilities was approximately $31.0 million, excluding additional collateral that could be pledged under the secured credit facility of $201.4 million.

As of February 28, 2006, we had $96.7 million of cash, cash equivalents and short-term investments. This decrease during the period from December 31, 2005 to February 28, 2006 primarily relates to our dividend payment of $35.7 million, the interest payment on our senior convertible notes of $9.8 million and acquisitions under our formulated price contracts of $4.3 million.

These cash payments were partially offset by the receipt of the annual rent payment of $40.4 million related to the Dana Commercial Credit portfolio. Since we completed the refinancing of the mortgage debt on our Dana Commercial Credit portfolio of office properties in December 2005 to a non-amortizing mortgage, we were not required to pay the January principal payment under the original loan terms of approximately $20.5 million. In addition to eliminating principal amortization requirements, the refinancing extended the term of the mortgage from approximately five years to twelve years with an increase in the debt balance from approximately $161.3 million to the refinanced amount of $180.0 million. The interest rate also increased from 4.04% to 5.61% as a result of this refinancing. Completion of the refinancing of this portfolio is consistent with our announced refinancing strategy, which is focused on extending the term of existing debt, while selectively reducing or eliminating amortization requirements, and increasing internally generated cash flow.

As of December 31, 2005, we had approximately $38.7 million in pending acquisitions under contract or letters of intent, excluding acquisitions pending under our formulated price contracts. The most significant of these pending acquisitions was a portfolio of 16 properties, which we acquired from National City Corporation in March 2006 for a purchase price of approximately $33.3 million, including transaction-related expenses. We anticipate that these acquisitions will be partially funded from our secured credit facility with an advance of $23.1 million. Our contracts and letters of intent to acquire the proposed acquisitions are subject to various closing conditions, including the satisfactory completion of our due diligence investigation regarding the properties to be acquired, and there can be no assurance as to when, or if, any or all of the proposed acquisitions will be consummated. Likewise, there can be no assurance that the acquisitions we are currently negotiating will result in contracts and/or will be consummated.

As of December 31, 2005, we also had approximately $54.1 million in pending acquisitions under outstanding notifications and notifications we anticipate receiving under our formulated price contracts. Pursuant to our formulated price contracts, we acquire, or assume leasehold interests in, the surplus bank branches of financial institutions at a formulated price established by independent appraisals. At March 15, 2006, we were still in due diligence periods and had not received appraisals for all the properties for which we received or anticipate receiving notice. Therefore, where possible and quantifiable, we have estimated the purchase price of the properties we anticipate acquiring, based on the appraisals we have received for similar properties. The acquisition of these properties will be principally financed with cash available from operations, proceeds from dispositions and advances from our secured credit facility collateralized by other existing properties in our portfolio. We anticipate receiving advances from our secured credit facility of approximately $34.5 million to fund these acquisitions.

In March 2006, we anticipate receiving proceeds from selling non-core properties of approximately $29.0 million, net of principal payments on related debt. These dispositions include properties we anticipate acquiring in March 2006 and selling soon after acquisition. We also anticipate receiving an additional $34.5 million in proceeds, net of principal payments on related debt, from the sale of other non-core properties in the second quarter of 2006. We cannot assure that we will successfully close these dispositions. If such properties are not sold or not sold in a timely manner, our liquidity position could be adversely affected. In February 2006, we entered into an agreement with Resnick Development Corp. to sell five 100% occupied properties, which aggregate approximately 1.2 million square feet, for approximately $301.0 million, before transaction and closing costs, and net of approximately $16.0 million in loan defeasance and prepayment costs that will be paid or reimbursed by the purchaser at closing. We anticipate that this transaction will be completed in April 2006, at which time, after debt principal payments, defeasance and other closing costs, we anticipate receiving proceeds from this sale of approximately $65 million.

As of December 31, 2005, we had 14 formulated price contracts with banking institutions, including contracts with three of the six largest depositary institutions in the United States. Unless terminated, our formulated price contracts automatically renew on an annual basis. Since our formulated price agreements require us, with limited exceptions, to purchase all bank branches, subject to notification, that the counter parties determine to be surplus properties, the total contractual obligation under these agreements is not quantifiable. If we are unable to accurately forecast the number of properties that we may become obligated to purchase, or if we are unable to secure adequate debt or equity financing to fund the purchase price, we may not have sufficient capital to purchase these properties. If we cannot perform our obligations, we may become subject to liquidated or other damages or impair our relationships with these institutions. The institutions with which we have such agreements may also have the right to terminate the agreements if we breach our obligations under them. Any of these damages could significantly affect our operating results, and if these agreements are terminated, our ability to acquire additional properties and successfully execute our business plan. If we are successful in entering into similar agreements with other financial institutions, we may need a significant amount of additional capital to fund additional acquisitions under those agreements. We cannot assure you that we will be able to raise necessary capital on acceptable terms, or at all. Our inability to fund required acquisitions would adversely affect our revenues, impair our business plan and reduce cash available for distribution to shareholders.

Under a long-term triple-net lease agreement with one of our tenants, we have agreed to allow the tenant to obtain leasehold financing once the tenant is able to obtain certain regulatory approval to conduct its business. The previously vacant property that the tenant leases is presently securitized along with other properties included in our Bank of America, N.A. portfolio acquired in June 2003. The tenant's financing arrangements will require us to extinguish the debt and pay approximately $8.3 million to release this property from the securitization. We expect this release to occur during the second quarter of 2006.

On June 30, 2006, the short-term bridge facility initially received in anticipation of completing a pooled securitization financing, secured by Bank of Oklahoma Plaza, One Citizens Plaza and One Colonial Plaza, will expire at which time this $90.0 million facility must be renewed or repaid. We anticipate that the pooled securitization financing will be completed before the short-term bridge facility expires however, we cannot assure you that the timing will not be delayed by unforeseen circumstances and that we will be able to renew or raise the necessary funds to meet our obligations. In December 2005, we satisfied all post closing requirements related to the short-term bridge facility. The portion of the short-term bridge facility secured by Bank of Oklahoma Plaza and One Citizens Plaza was initially 100% full recourse to our Operating Partnership. The recourse decreased from approximately $68.7 million to approximately $16.2 million, when the post closing requirements were satisfied. We anticipate that the pooled securitization financing will refinance Bank of Oklahoma Plaza, One Citizens Plaza and One Colonial Plaza as well as a multitude of other assets. After debt payments and defeasance costs, we anticipate receiving net proceeds from the pooled securitization financing in the range of approximately $40 million to $50 million.

Our short-term liquidity requirements consist primarily of funds necessary to pay for operating expenses, contractually obligated reimbursable and non-reimbursable capital expenditures, dividend and distribution payments to our shareholders and unitholders, respectively, debt service, inclusive of principal repayment and interest expense related to both secured and unsecured debt and commitments to complete pending acquisitions. Although cash flow from real estate operating activity is a source from which these payments are provided, with the exception of acquisitions, it alone is not sufficient to meet these obligations. In addition to cash flow from real estate operating activity and cash available from our credit facilities, we expect to fund short-term liquidity requirements from any or all of the following sources:

- proceeds from the sale of non-core real estate assets;
- proceeds from the sale of interests in existing real property assets contributed to and maintained or redeveloped through off balance sheet entities to be formed with unrelated third party investors;
- the placement of mortgage financings on existing unencumbered assets;
- the placement of mortgage financings to refinance existing encumbered assets; and
- the issuance of secured or unsecured debt securities.

However, if these sources of funds become unavailable, our access to the capital markets becomes restricted or we are unable to match the completion of capital sourcing transactions with capital needs, our ability to meet our short-term liquidity requirements will be adversely affected.

Long-Term Liquidity Requirements

Our long-term requirements generally consist of real property investments, the refinancing of existing long-term debt obligations, which may come due in the next 12 months, as well as the repayment of balances outstanding on our credit facilities. These investments and refinancing requirements may be funded utilizing capital market transactions, which may include the issuance of preferred equity, common equity and various forms of secured and unsecured long-term debt instruments. Such financings may also be funded through short-term bank loans and long-term mortgages. In addition, we are actively managing our debt and capital position. We are currently reviewing our debt portfolio, in order to identify and refinance obligations with high interest rate coupons or high debt service constants. Through these refinancings, we anticipate improved cash flow by decreasing interest payment obligations or eliminating or reducing debt amortization. We are also looking to extend the term of certain debt to balance future refinancing requirements.

We expect to continue to acquire additional properties in the next 12 months. We expect to fund current acquisition commitments and future commitments with any or all of the sources of capital described above. We intend to arrange debt in accordance with our general borrowing policies, which include utilizing our credit facilities prior to securing permanent debt financing and/or obtaining short-term floating rate bridge financings to expedite the closing of such acquisitions.

We anticipate that our current cash and cash equivalents, cash flow from real estate operating activity and access to the capital markets is sufficient to meet our short-term and long-term capital requirements. However, if these sources of funds become unavailable or our access to the capital markets becomes restricted, our ability to meet current dividend and other cash payment requirements will be adversely affected.

Our properties are encumbered by mortgages and other financing agreements aggregating approximately $3,319.5 million in outstanding principal, excluding unamortized premiums and discounts, as of December 31, 2005, with an average remaining term of 11.5 years and a weighted average interest rate (excluding unamortized debt premium and discounts and the effects of hedging activities) of 5.67%. During the year ending December 31, 2006, we are required to pay $161.3 million in debt service, which includes $90.0 million under our short-term bridge facility which we expect to refinance from a pooled securitization in the second quarter of 2006, $19.0 million of other balloon payments and $52.3 million of contractual debt amortization.

The table below summarizes the properties financed and the principal payments required as of December 31, 2005 in the following calendar years (dollars in millions):

Property/Borrowing	Number of Properties	Balance at Dec. 31, 2005(1)	Coupon Interest Rate(1)	Principal Payments and Debt Security Schedule					
				2006	2007	2008	2009	2010	Thereafter
State Street Financial Center, Boston, MA	1	$ 501.5	5.79%	$ 11.5	$ 12.2	$12.9	$ 13.7	$ 14.6	$ 436.6
Convertible Senior Notes	—	450.0	4.38%	0.0	0.0	0.0	0.0	0.0	450.0
Bank of America, N.A. acquired in June 2003	147	391.2	5.47%	9.5	10.1	10.6	11.2	11.9	337.9
Bank of America, N.A. acquired in Oct. 2004	206	298.9	5.96%	4.1	4.4	4.6	4.9	5.2	275.7
Wachovia Bank, N.A	129	216.4	6.40%	2.9	3.1	3.3	3.6	3.9	199.6
777 San Marin Drive, Novato, CA	1	189.8	5.55%	2.7	2.9	3.0	3.2	3.4	174.6
Dana Commercial Credit	13	180.0	5.61%	0.0	0.0	0.0	0.0	0.0	180.0
Secured credit facility(2)	184	171.3	6.11%	0.0	171.3	0.0	0.0	0.0	0.0
215 Fremont Street, San Francisco, CA	1	131.3	5.98%	3.0	3.2	3.4	3.6	3.7	114.4
101 Independence Center, Charlotte, NC	1	78.8	5.53%	1.1	1.2	1.3	1.3	1.4	72.5
Koll Development Company, LLC	3	66.4	6.35%	0.8	0.8	0.9	0.9	1.0	62.0
Bank of America Plaza, St. Louis, MO	1	60.2	4.55%	2.1	2.2	2.3	53.6	0.0	0.0
Pitney Bowes-Bank of America	73	58.3	5.33%	3.3	2.9	2.0	1.6	1.7	46.8
One Citizens Plaza, Providence, RI(3)	1	51.3	5.69%	51.3	0.0	0.0	0.0	0.0	0.0
123 S. Broad Street, Unit 2, Philadelphia, PA	1	50.9	8.43%	0.5	50.4	0.0	0.0	0.0	0.0
State Street Financial Center Mezzanine(4)	—	50.0	6.19%	0.7	4.9	5.8	6.8	7.6	24.2
Pitney Bowes—Wachovia	41	43.8	4.07%	4.0	4.4	4.9	5.3	25.2	0.0
801 Market Street, Philadelphia, PA	1	42.5	6.17%	0.6	0.6	0.6	0.7	0.7	39.3
Three Beaver Valley, Wilmington, DE	1	42.2	5.06%	0.6	0.7	0.7	0.7	0.8	38.7
123 S. Broad Street, Unit 1, Philadelphia, PA	1	35.1	8.43%	0.4	0.4	0.4	0.5	33.4	0.0
Pitney Bowes—Wachovia	23	25.3	5.50%	0.9	0.9	1.0	1.0	1.1	20.4
One Colonial Place, Glenn Allen, VA(3)	1	21.3	5.69%	21.3	0.0	0.0	0.0	0.0	0.0
One Montgomery Street, San Francisco, CA	1	19.0	8.30%	19.0	0.0	0.0	0.0	0.0	0.0
201 Robert S. Kerr Avenue, Oklahoma City, OK(3)	1	17.4	5.69%	17.4	0.0	0.0	0.0	0.0	0.0
6900 Westcliff Drive, Las Vegas, NV	1	16.9	5.41%	0.2	0.2	0.3	0.3	0.3	15.6
2200 Benson Street, Sioux Falls, SD	1	15.6	6.55%	0.3	0.3	0.3	0.3	0.4	14.0
610 Old York Road, Jenkintown, PA	1	14.8	8.29%	0.2	0.2	0.2	0.2	14.0	0.0
177 Meeting Street, Charleston, SC	1	9.7	7.44%	0.2	0.2	0.2	0.2	0.2	8.7
1965 East Sixth Street, Cleveland, OH	1	6.4	5.31%	0.1	0.1	0.1	0.1	0.1	5.9
50 W. Market Street, West Chester, PA	1	3.5	6.75%	0.1	3.4	0.0	0.0	0.0	0.0
4 Pope Avenue, Hilton Head, SC	1	3.3	5.89%	0.1	0.1	0.1	0.2	0.2	2.6
200 Reid Street, Palatka, FL	1	3.2	5.81%	0.1	0.1	0.1	0.1	0.1	2.7
Debt between $1.0 million and $3.0 million(5)	23	34.1	5.94%	1.0	1.1	1.1	1.2	2.4	27.3
Debt less than $1.0 million(6)	31	19.1	6.19%	1.3	0.6	1.3	2.4	0.8	12.7
	894	$3,319.5	5.67%	$161.3	$282.9	$61.4	$117.6	$134.1	$2,562.2

(1) Excludes unamortized debt premium and discounts and hedging activity and the related effects on interest rates
(2) Borrowings bear interest at LIBOR plus 1.75%
(3) Debt is floating based on LIBOR plus 1.40%.
(4) Debt is floating based on LIBOR plus 1.83% through October 2006, when it is prepayable without penalty. If not prepaid, it converts to a fixed rate of 9.75% through maturity in July 2013.
(5) Includes one variable-rate loan totaling $1.1 million, which bears interest at LIBOR plus 2.00%.
(6) Includes seven variable-rate loans totaling $4.1 million, which bear interest at one-month Constant Maturity Treasury plus 2.00%.

Our indebtedness contains various financial and non-financial covenants customarily found in financing arrangements, including debt service coverage ratio requirements and in the case of our unsecured credit facility, limitations on our total indebtedness and our total secured indebtedness. As of December 31, 2005 and 2004, we were in compliance with all of these covenants.

Contractual Obligations

The following table outlines the timing of payment requirements (excluding interest payments) related to our contractual obligations as of December 31, 2005 (amounts in thousands):

	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years	Total(1)
Mortgage notes payable—fixed-rate	$70,410	$161,817	$236,814	$2,084,077	$2,553,118
Mortgage notes payable—variable-rate	90,866	11,237	14,905	28,079	145,087
Convertible senior notes	—	—	—	450,000	450,000
Credit facilities	—	171,265	—	—	171,265
Operating and capital leases	17,520	35,019	34,138	195,416	282,093
Purchase obligations(2)	92,958	422	322	126	93,828
	$271,754	$379,760	$286,179	$2,757,698	$3,695,391

(1) Excludes unamortized debt premium and discounts.
(2) Includes approximately $33.3 million for a portfolio of 16 properties, which we acquired in March 2006 from National City Corporation, other properties aggregating $5.4 million and approximately $54.1 million related to notifications outstanding and notifications we anticipate receiving under our formulated price contracts. However, since our formulated price agreements require us, with limited exceptions, to purchase all bank branches, subject to notification, that the counter parties determine to be surplus properties, the total contractual obligation under these agreements is not quantifiable.

As of December 31, 2005, we had $56.4 million of letters of credit outstanding. We have provided Charles Schwab & Co., Inc. with an irrevocable, standby letter of credit for $27.2 million as security for our obligation under a subtenant agreement and a sublease management and standby subtenant agreement at Harborside Plaza in Jersey City, New Jersey. The amount of the letter of credit will increase concurrently with each rent credit and sublease management fee paid to us by Charles Schwab & Co., Inc. up to $51.6 million and then decrease over the term of our obligations through October 2017. In connection with various reserve requirements for our long-term financing of the Bank of America, N.A. portfolio we acquired in October 2004, we posted a $20.0 million letter of credit as collateral. This letter of credit may be reduced when certain conditions are met, including various leasing and maintenance requirements. We also provided Bank of America, N.A. with an irrevocable, standby letter of credit for $6.0 million, as security for our obligations under our lease agreements related to the properties we acquired from Bank of America, N.A. in June 2003 and October 2004. The remaining letters of credit were primarily issued to secure payments under leasehold interests and issued to utility companies in lieu of a cash security deposit to establish service. In addition, the Company has $0.6 million in surety bonds outstanding as of December 31, 2005 issued to utility companies in lieu of a cash security deposit to establish service.

We generally intend to refinance the remaining principal balance of our mortgage notes payable as they become due or repay them if the respective property is sold.

Inflation

Some of our leases contain provisions designed to mitigate the adverse impact of inflation. These provisions generally increase rental rates during the terms of the leases either at fixed rates or indexed escalations (based on the Consumer Price Index or other measures). We may be adversely impacted by inflation on the leases that do not contain indexed escalation provisions. In addition, our net leases require the tenant to pay its allocable share of the amortized cost of capital expenditures with interest as well as operating expenses, including common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or rates. Our market risk arises primarily from interest rate risk relating to variable-rate borrowings. To meet our short- and long-term liquidity requirements, we borrow funds at a combination of fixed and variable rates. Borrowings under our credit facilities bear interest at variable rates. Our long-term debt, which consists of secured financings, typically bears interest at fixed rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, from time to time, we may enter into interest rate hedge contracts such as swaps, caps, and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. We do not hold or issue these derivative contracts for trading or speculative purposes.

As of December 31, 2005, our debt included fixed-rate debt, including debt secured by assets held for sale, with a carrying value of approximately $3,003.1 million and a fair value of approximately $2,973.6 million. Changes in market interest rates on our fixed-rate debt impacts the fair value of the debt, but it has no impact on interest incurred or cash flow. For instance, if interest rates rise 100 basis points and our fixed rate debt balance remains constant, we expect the fair value of our debt to decrease, the same way the price of a bond declines as interest rates rise. The sensitivity analysis related to our fixed-rate debt assumes an immediate 100 basis point move in interest rates from their December 31, 2005 levels, with all other variables held constant. A 100 basis point increase in market interest rates would result in a decrease in the fair value of our fixed-rate debt by approximately $219.6 million. A 100 basis point decrease in market interest rates would result in an increase in the fair value of our fixed-rate debt by approximately $246.1 million.

As of December 31, 2005, our debt included variable-rate mortgage notes payable with a carrying value of $316.4 million. The sensitivity analysis related to our variable-rate debt assumes an immediate 100 basis point move in variable interest rates with all other variables held constant. A 100 basis point increase or decrease in variable interest rates on our variable notes payable would increase or decrease our interest expense by approximately $2.4 million annually.

These amounts were determined by considering the impact of hypothetical interest rates changes on our borrowing costs, and, assumes no other changes in our capital structure.

As the information presented above includes only those exposures that existed as of December 31, 2005, it does not consider exposures or positions arising after that date. The information represented herein has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate fluctuations will depend on cumulative exposures, hedging strategies employed and the magnitude of the fluctuations.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined within Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting refers to the processes designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being madeonly in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness in internal control over financial reporting is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Management, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria contained in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission as of December 31, 2005. Based on that evaluation, management has concluded that, as of December 31, 2005, the Company did not maintain effective internal control over financial reporting because of a material weakness in internal control over financial reporting relating to the Company's accounting for income taxes. Specifically, the Company's processes and procedures did not provide for an appropriate level of expertise to determine the correct tax basis of its property dispositions and did not provide for adequate management oversight and review of the tax accounting treatment of property dispositions. This material weakness resulted in a material misstatement reflecting an overstatement of income tax expense and understatement of net income in the Company's statement of operations for the quarter and year ended December 31, 2005. The Company corrected this error prior to the issuance of its 2005 financial statements.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Trustees of
American Financial Realty Trust:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that American Financial Realty Trust did not maintain effective internal control over financial reporting as of December 31, 2005, because of the effect of a material weakness identified in management's assessment, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). American Financial Realty Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment: As of December 31, 2005, American Financial Realty Trust did not maintain effective internal control over financial reporting because of a material weakness in internal control over financial reporting relating to the Company's accounting for income taxes. Specifically, the Company's processes and procedures did not provide for an appropriate level of expertise to determine the correct tax basis of its property dispositions and did not provide for adequate management oversight and review of the tax accounting treatment of property dispositions. This material weakness resulted in a material misstatement reflecting an overstatement of income tax expense and understatement of net income in the Company's statement of operations for the quarter and year ended December 31, 2005.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of American Financial Realty Trust and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three year period ended December 31, 2005. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2005 consolidated financial statements, and this report does not affect our report dated March 14, 2006, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, management's assessment that American Financial Realty Trust did not maintain effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, American Financial Realty Trust has not maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG LLP

Philadelphia, Pennsylvania
March 14, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Trustees of
American Financial Realty Trust:

We have audited the accompanying consolidated balance sheets of American Financial Realty Trust and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Financial Realty Trust and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of American Financial Realty Trust's internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2006, expressed an unqualified opinion on management's assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.

KPMG LLP

Philadelphia, Pennsylvania
March 14, 2006

AMERICAN FINANCIAL REALTY TRUST

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and December 31, 2004
(In thousands, except share and per share data)

December 31,	2005	2004
Assets:		
Real estate investments, at cost:		
Land	$ 475,457	$ 415,852
Land held for development	24,563	—
Buildings and improvements	2,645,618	2,280,971
Equipment and fixtures	401,661	352,737
Leasehold interests	9,579	4,972
Total real estate investments, at cost	3,556,878	3,054,532
Less accumulated depreciation	(260,852)	(147,478)
Total real estate investments, net	3,296,026	2,907,054
Cash and cash equivalents	110,245	110,607
Restricted cash	73,535	59,905
Marketable investments and accrued interest	3,353	24,272
Tenant and other receivables, net	51,435	34,667
Prepaid expenses and other assets	37,789	65,551
Assets held for sale	341,338	101,827
Intangible assets, net of accumulated amortization of $64,369 and $25,749	642,467	590,341
Deferred costs, net of accumulated amortization of $13,179 and $7,637	67,388	57,623
Total assets	$4,623,576	$3,951,847
Liabilities and Shareholders' Equity:		
Mortgage notes payable	$2,467,596	$2,008,554
Credit facilities	171,265	270,000
Convertible notes, net	446,134	445,926
Accounts payable	4,350	4,947
Accrued interest expense	19,484	24,510
Accrued expenses and other liabilities	55,938	60,098
Dividends and distributions payable	35,693	29,805
Below-market lease liabilities, net of accumulated amortization of $8,912 and $3,396	67,613	59,232
Deferred revenue	150,771	105,745
Liabilities related to assets held for sale	243,665	7,972
Total liabilities	3,662,509	3,016,789
Minority interest	53,224	65,099
Shareholders' equity:		
Preferred shares, 100,000,000 shares authorized at $0.001 per share, no shares issued and outstanding at December 31, 2005 and 2004, respectively	—	—
Common shares, 500,000,000 shares authorized at $0.001 per share, 128,712,181 and 111,001,935 issued and outstanding at December 31, 2005 and 2004, respectively	129	111
Capital contributed in excess of par	1,384,500	1,130,034
Deferred equity compensation	(12,852)	(16,518)
Accumulated deficit	(457,313)	(229,380)
Accumulated other comprehensive loss	(6,621)	(14,288)
Total shareholders' equity	907,843	869,959
Total liabilities and shareholders' equity	$4,623,576	$3,951,847

See accompanying notes to consolidated financial statements.

AMERICAN FINANCIAL REALTY TRUST

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2005, 2004 and 2003
(In thousands, except per share data)

Year Ended December 31,	2005	2004	2003
Revenues:			
Rental income	$329,865	$223,160	$ 85,487
Operating expense reimbursements	185,244	93,520	29,982
Interest and other income, net	5,240	3,195	4,321
Total revenues	520,349	319,875	119,790
Expenses:			
Property operating	258,414	139,905	44,132
Property writedown—hurricane	949	—	—
Property damage recoverable—hurricane	(949)	—	—
Marketing, general and administrative	24,144	23,888	16,350
Broken deal costs	1,220	227	—
Amortization of deferred equity compensation	10,411	9,078	3,361
Outperformance plan—cash component	—	—	2,014
Outperformance plan—contingent restricted share component	—	(5,238)	5,238
Severance and related accelerated amortization of deferred compensation	4,503	1,857	—
Interest expense on mortgages and other debt	157,608	89,417	28,164
Depreciation and amortization	163,923	103,808	42,975
Total expenses	620,223	362,942	142,234
Loss before net gain on sale of land and minority interest in a property, net interest income on residential mortgage-backed securities, net loss on investments, minority interest and discontinued operations	(99,874)	(43,067)	(22,444)
Gain on sale of land and minority interest in a property, net	1,596	17,773	—
Interest income from residential mortgage-backed securities, net of interest expense on reverse repurchase agreements of $4,355 for the year ended December 31, 2003	—	—	4,661
Net loss on investments	(530)	(409)	(9,239)
Loss from continuing operations before minority interest	(98,808)	(25,703)	(27,022)
Minority interest	4,518	1,192	1,938
Loss from continuing operations	(94,290)	(24,511)	(25,084)
Discontinued operations:			
Loss from operations before yield maintenance fees, net of minority interest of $528, $197 and $98 for the years ended December 31, 2005, 2004 and 2003, respectively	(18,952)	(6,084)	(2,145)
Yield maintenance fees, net of minority interest of $16 and $103 for the years ended December 31, 2005 and 2004, respectively	(567)	(3,060)	—
Net gains on disposals, net of minority interest of $562, $374 and $382 for the years ended December 31, 2005, 2004 and 2003, respectively; net of income taxes	20,194	11,410	8,407
Income from discontinued operations	675	2,266	6,262
Net loss	$(93,615)	$(22,245)	$(18,822)
Basic and diluted income (loss) per share:			
From continuing operations	$(0.79)	$(0.24)	$(0.35)
From discontinued operations	0.01	0.02	0.09
Total basic and diluted loss per share	$(0.78)	$(0.22)	$(0.26)

See accompanying notes to consolidated financial statements.

AMERICAN FINANCIAL REALTY TRUST

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

Years Ended December 31, 2005, 2004 and 2003
(In thousands, except share and per share data)

	Shares of Beneficial Interest	Common Shares at Par	Capital Contributed in Excess of Par	Deferred Compen-sation	Retained Earnings (Accumu-lated Deficit)	Accumulated Other Compre-hensive Income (Loss)	Total
Balance, December 31, 2002	42,498,008	$ 42	$ 343,389	$ (1,885)	$ (406)	$ (4,478)	$336,662
Net loss	—	—	—	—	(18,822)	—	(18,822)
Other comprehensive income (loss):							
Reclassification adjustment for losses reclassified into operations	—	—	—	—	—	9,497	9,497
Unrealized loss on derivatives	—	—	—	—	—	(19,360)	(19,360)
Unrealized loss on available for sale securities	—	—	—	—	—	(115)	(115)
Minority interest allocation	—	—	—	—	—	236	236
Total comprehensive loss	—	—	—	—	—	—	(28,564)
Issuance of common shares, net of expenses	64,143,564	64	740,832	—	—	—	740,896
Exercised options of common shares	37,812	—	378	—	—	—	378
Conversion of Operating Partnership units into common shares	28,333	—	196	—	—	—	196
Dividends declared at $1.00 per share	—	—	—	—	(75,329)	—	(75,329)
Issuance of restricted shares	1,388,500	2	17,766	(17,768)	—	—	—
Amortization of deferred equity compensation	—	—	—	3,362	—	—	3,362
Balance, December 31, 2003	108,096,217	108	1,102,561	(16,291)	(94,557)	(14,220)	977,601
Net loss	—	—	—	—	(22,245)	—	(22,245)
Other comprehensive income (loss):							
Reclassification adjustment for losses reclassified into operations	—	—	—	—	—	2,034	2,034
Unrealized loss on derivatives	—	—	—	—	—	(1,436)	(1,436)
Unrealized loss on available for sale securities	—	—	—	—	—	(438)	(438)
Minority interest allocation	—	—	—	—	—	(228)	(228)
Total comprehensive loss	—	—	—	—	—	—	(22,313)
Issuance of common shares, net of expenses	16,854	—	244	—	—	—	244
Exercised options of common shares	748,946	1	7,551	—	—	—	7,552
Conversion of Operating Partnership units into common shares	1,520,688	2	9,178	—	—	—	9,180
Dividends declared at $1.02 per share	—	—	—	—	(112,578)	—	(112,578)
Issuance of restricted shares	619,230	—	10,500	(10,500)	—	—	—
Amortization of deferred equity compensation	—	—	—	10,273	—	—	10,273
Balance, December 31, 2004	111,001,935	111	1,130,034	(16,518)	(229,380)	(14,288)	869,959
Net loss	—	—	—	—	(93,615)	—	(93,615)
Other comprehensive income (loss):							
Reclassification adjustment for net losses reclassified into operations	—	—	—	—	—	3,303	3,303
Realized gain on derivatives	—	—	—	—	—	4,771	4,771
Unrealized loss on available for sale securities	—	—	—	—	—	(126)	(126)
Minority interest allocation	—	—	—	—	—	(281)	(281)
Total comprehensive loss	—	—	—	—	—	—	(85,948)
Issuance of common shares, net of expenses	16,767,385	16	242,825	—	—	—	242,841
Exercised options of common shares	186,524	1	1,862	—	—	—	1,863
Conversion of Operating Partnership units into common shares	185,755	—	6	—	—	—	6
Dividends declared at $1.08 per share	—	—	—	—	(134,318)	—	(134,318)
Issuance of restricted shares	570,582	1	9,773	(9,774)	—	—	—
Amortization of deferred equity compensation	—	—	—	13,440	—	—	13,440
Balance, December 31, 2005	128,712,181	$129	$1,384,500	$(12,852)	$(457,313)	$ (6,621)	$907,843

See accompanying notes to consolidated financial statements.

AMERICAN FINANCIAL REALTY TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005, 2004 and 2003
(In thousands)

Year Ended December 31,	2005	2004	2003
Cash flows from operating activities:			
Net loss	$ (93,615)	$ (22,245)	$ (18,822)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation	138,990	93,241	44,350
Minority interest	(4,500)	(1,118)	(1,654)
Amortization of leasehold interests and intangible assets	38,887	18,145	7,844
Amortization of above- and below-market leases	(120)	1,539	336
Amortization of deferred financing costs	12,656	5,006	4,474
Amortization of deferred compensation	13,440	10,273	3,361
Non-cash component of Outperformance Plan	—	(5,238)	5,238
Non-cash compensation charge	262	244	694
Impairment charges	3,581	4,060	1,551
Net gain on sales of properties and lease terminations	(23,006)	(30,076)	(11,459)
Net loss on sales of investments	530	409	9,239
Premium amortization on residential mortgage-backed securities	—	—	4,464
Leasing costs	(8,404)	(17,349)	—
Payments received from tenants for lease terminations	440	2,061	—
Decrease (increase) in operating assets:			
Tenant and other receivables, net	(19,601)	(22,055)	(10,620)
Prepaid expenses and other assets	(81)	(16,466)	(533)
Increase (decrease) in operating liabilities:			
Accounts payable	(709)	3,138	(647)
Accrued expenses and other liabilities	(10,469)	44,972	27,761
Deferred revenue and tenant security deposits	50,002	71,325	29,232
Net cash provided by operating activities	98,283	139,866	94,809
Cash flows from investing activities:			
Payments for acquisitions of real estate investments, net of cash acquired	(806,951)	(2,006,703)	(1,273,916)
Capital expenditures and leasehold termination costs	(41,559)	(15,786)	(3,072)
Proceeds from sales of real estate and non-real estate assets	125,583	187,016	33,980
Proceeds from sale of minority interest in a property	—	58,974	—
Sales of residential mortgage-backed securities	—	—	939,621
Receipt of principal payments on residential mortgage-backed securities	—	—	172,622
Decrease (increase) in accrued interest income	(89)	99	7,612
Sales of marketable investments	21,240	52,880	76,766
Purchases of marketable investments	(570)	(10,131)	—
Net cash used in investing activities	(702,346)	(1,733,651)	(46,387)
Cash flows from financing activities:			
Borrowing under (repayments of) reverse repurchase agreements	—	—	(1,053,529)
Repayments of mortgages, bridge notes payable and credit facilities	(594,063)	(274,398)	(935,411)
Increase in restricted cash	(16,045)	(31,707)	(11,654)
Proceeds from mortgages, bridge notes payable and credit facilities	1,108,652	1,531,425	1,460,341
Proceeds from issuance of convertible senior notes, net	—	434,030	—
Payments for deferred financing costs, net	(838)	(25,758)	(36,071)
Proceeds from common share issuances, net	244,442	7,552	741,274
Redemption of Operating Partnership units	(4,405)	(31,112)	—
Contributions by limited partners	353	—	—
Dividends and distributions	(134,395)	(116,799)	(63,056)
Net cash provided by financing activities	603,701	1,493,233	101,894
Increase (decrease) in cash and cash equivalents	(362)	(100,552)	150,316
Cash and cash equivalents, beginning of period	110,607	211,159	60,842
Cash and cash equivalents, end of period	$ 110,245	$ 110,607	$ 211,158
Supplemental cash flow and non-cash information:			
Cash paid for interest	$ 166,533	$ 76,582	$ 22,573
Cash paid for income taxes	$ 24	$ 1,693	$ 1,796
Debt assumed in real estate acquisitions	$ 78,645	$ 48,072	$ 301,243
Operating Partnership units issued to acquire real estate	$ —	$ 35,867	$ 6,938
Non-cash acquisition costs	$ 2,367	$ —	$ —

See accompanying notes to consolidated financial statements.

(In thousands, except share, per share, buildings and square feet data)

(1) THE COMPANY

American Financial Realty Trust (the Company) is a self-administered and self-managed real estate investment trust (REIT). The Company was formed as a Maryland REIT on May 23, 2002 to acquire and operate properties leased primarily to regulated financial institutions.

The Company's interest in its properties is held through its operating partnership, First States Group, L.P. (the Operating Partnership). The Company is the sole general partner of the Operating Partnership and held a 97.4% interest in the Operating Partnership as of December 31, 2005. There were 3,483,776 Operating Partnership units outstanding as of December 31, 2005.

On September 10, 2002, the Company commenced operations upon completing a private placement of common shares of beneficial interest, and through its Operating Partnership, acquired substantially all of the assets, liabilities, and operations of American Financial Real Estate Group (AFREG or the Predecessor) in a business combination accounted for under Staff Accounting Bulletin Topic 5g with carryover basis for the portion of the net assets acquired from the majority shareholder/general partner and his affiliates and fair value for the remaining portion of the net assets acquired from all other investors (the Formation Transaction). AFREG was comprised of certain operating companies and real estate limited partnerships under the common control of Nicholas S. Schorsch, the Company's President, Chief Executive Officer and Vice Chairman of the board of trustees, or members of his immediate family. Mr. Schorsch was the sole or majority shareholder in each of the operating companies acquired and the sole general partner in each of the real estate limited partnerships whose interests were acquired. In the case of each limited partnership, the general partner had sole discretionary authority over major decisions such as the acquisition, sale or refinancing of principal partnership assets. AFREG acquired corporate-owned real estate assets, primarily bank branches and office buildings from financial institutions, and owned and managed such assets principally under long-term, triple net leases.

The Company operates in one segment, and focuses on acquiring, operating and leasing properties to regulated financial institutions. Rental income from Bank of America, N.A., State Street Corporation and Wachovia Bank, N.A., or their respective affiliates, represented the following percentages of total rental income for the respective periods:

Year Ended December 31,	2005	2004	2003
Bank of America, N.A	32%	37%	49%
State Street Corporation	19%	24%	—
Wachovia Bank, N.A	15%	14%	22%

No other tenant represented more than 10% of rental income for the periods presented.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Accounting

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Principles of Consolidation

The Company consolidates its accounts and the accounts of the majority-owned and controlled Operating Partnership and reflects the remaining interest in the Operating Partnership as minority interest. The Operating Partnership holds and consolidates its majority or controlling interests in the other partnerships and reflects the remaining ownership interests within minority interest.

All significant intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

In December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation (FIN) No. 46R (FIN 46R), "Consolidation of Variable Interest Entities," to replace Interpretation No. 46 (FIN 46) which was issued in January 2003. FIN 46R addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and whether it should consolidate the entity. FIN 46R was applicable immediately to variable interest entities created after January 31, 2003 and as of the first interim period ending after March 15, 2004 to those created before February 1, 2003 and not already consolidated under FIN 46 in previously issued financial statements. The Company has adopted FIN 46R and analyzed the applicability of this interpretation to its structures. The Company acquired an interest in one variable interest entity during the year ended December 31, 2005 and includes the accounts of this entity in the consolidated financial statements as the Company is the primary beneficiary of this entity.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management makes significant estimates regarding revenue recognition, investments in real estate, purchase price allocations and derivative financial instruments and hedging activities.

(d) Reclassifications

Certain amounts have been reclassified in the prior periods to conform to the current period presentation.

(e) Real Estate Investments

The Company records acquired real estate at cost. Depreciation is computed using the straightline method over the estimated useful life of 40 years for buildings, 5 to ten years for building equipment and fixtures, and the lesser of the useful life or the remaining lease term for tenant improvements and leasehold interests. Maintenance and repairs expenditures are charged to expense as incurred.

(f) Impairment of Long-Lived Assets

The Company follows Statement of Financial Accounting Standard (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which establishes a single accounting model for the impairment or disposal of long-lived assets. SFAS No. 144 requires that the operations related to properties that have been sold or properties that are intended to be sold be presented as discontinued operations in the statement of operations for all periods presented, and properties intended to be sold to be designated as "held for sale" on the balance sheet.

The Company reviews the recoverability of the property's carrying value, when circumstances indicate a possible impairment of the value of a property. The review of recoverability is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property's use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used and fair value less estimated cost to dispose for assets held for sale. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income.

(g) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(h) Restricted Cash

Restricted cash includes amounts escrowed pursuant to mortgage agreements for insurance, taxes, repairs and maintenance, tenant improvements, interest, and debt service and amounts held as collateral under security and pledge agreements relating to leasehold interests.

(i) Marketable Investments and Accrued Interest

Marketable investments consist of shares in an institutional mutual fund that invests primarily in mortgage-backed securities. The Company has classified these investments as available-for-sale and recorded them at fair value. These short-term investments had a cost basis of $3,125 and $24,536 as of December 31, 2005 and 2004, respectively. The unrealized loss of $404 at December 31, 2004 is excluded from earnings and reported as a component of other comprehensive income (loss). These investments were sold during the year ended December 31, 2005. As of December 31, 2005 and 2004, $3,121 and $4,455 of these investments were pledged as collateral for obligations related to leasehold interest liabilities, respectively. Additionally, the Company has accrued interest income of $228 and $140 as of December 31, 2005 and 2004, respectively.

The following table provides information regarding the sale of marketable investments:

Year Ended December 31,	2005	2004	2003
Gross proceeds from sales	$21,240	$52,880	$154,687
Gross realized gains	—	4	5(1)
Gross realized losses	530	413	393(1)

(1) Excludes gross realized gains and losses related to residential mortgage-backed securities of $1,893 and $10,744, respectively, for the year ended December 31, 2003.

(j) Residential Mortgage-Backed Securities

The Company accounted for its residential mortgage-backed securities portfolio in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Residential mortgage-backed security transactions are recorded on the date the securities are purchased or sold. Residential mortgage-backed securities classified as available-for-sale are reported at fair value, with unrealized gains and temporary unrealized losses excluded from earnings and reported as accumulated other comprehensive income (loss). Amortization of any premium or discount related to the purchase of securities is included as a component of interest income. Realized gains or losses on the sale of residential mortgage-backed securities are determined on the specific identification method and are included in net income as net gains or losses on sales of securities. Unrealized losses on residential mortgage-backed securities that are determined to be other than temporary are recognized in income.

The Company invested in residential mortgage-backed securities during the year ended December 31, 2003. The Company's investments were financed by entering into reverse repurchase agreements to leverage the overall return on capital invested in the portfolio. During the year ended December 31, 2003, the Company had interest income on residential mortgage-backed securities, net of expenses of $9,016 and interest expense on reverse repurchase agreements of $4,355. On May 21, 2003, the Company's board of trustees approved the sale of these securities, the repayment of all borrowings under reverse repurchase agreements, and the termination of a related hedging arrangement. At December 31, 2005 and 2004, the Company held no residential mortgage-backed securities in a leveraged portfolio.

(k) Tenant and Other Receivables

Tenant and other receivables are primarily derived from the rental income that each tenant pays in accordance with the terms of its lease, which is recorded on a straightline basis over the initial term of the lease. Since many leases provide for rental increases at specified intervals, straightline basis accounting requires the Company to record a receivable, and include in revenues, unbilled rent receivables that will only be received if the tenant makes all rent payments required through the expiration of the initial term of the lease. Tenant and other receivables also includes receivables related to tenant reimbursements for common area maintenance expenses and certain other recoverable expenses that are recognized as revenue in the period in which the related expenses are incurred.

Tenant and other receivables are recorded net of the allowances for doubtful accounts. The Company continually reviews receivables related to rent, tenant reimbursements and unbilled rent receivables and determines collectability by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, the Company increases the allowance for uncollectible accounts or records a direct write-off of the receivable in the consolidated statements of operations.

During the fourth quarter of 2005, the Company discovered that rental income related to one master lease agreement was being straightlined for a period six months longer than the actual expiration. Had the Company recorded straightline rental income over the proper period, net loss would have been decreased by $467 and $455 for the years ended December 31, 2004 and 2003, respectively. The adjustments represent 2.1% and 2.4% of net loss and $0.00 and $0.01 of net loss per share for the years ended December 31, 2004 and 2003, respectively. The Company has evaluated, on both the qualitative and quantitative basis, the impact of this adjustment and concluded that it is not significant to the financial statements for the interim periods during and for the years ended December 31, 2005, 2004 and 2003. During the year ended December 31, 2005, the Company recorded $922 of additional rental income to adjust deferred straightline rent to the proper balance.

(l) Prepaid Expenses and Other Assets

The Company makes payments for certain expenses such as insurance and property taxes in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit relating to the contractual arrangement. The Company also escrows deposits related to pending acquisitions and financing arrangements, as required by a seller or lender, respectively. Prepaid acquisition costs represent a portion of the total purchase price of a property and are reclassified into real estate investments and related intangible assets, as appropriate, at the time the acquisition is completed. If such costs are related to an acquisition that will not be consummated and the deposit is not recoverable, the respective amounts are recorded as broken deal costs in the accompanying consolidated statements of operations. Costs prepaid in connection with securing financing for a property are reclassified into deferred costs at the time the transaction is completed.

(m) Intangible Assets

Pursuant to SFAS No. 141, "Business Combinations," the Company follows the purchase method of accounting for all business combinations. To ensure that intangible assets acquired and liabilities assumed in a purchase method business combination should be recognized and reported apart from goodwill, the Company ensures that the applicable criteria specified in SFAS No. 141 are met.

The Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their respective fair values. Tangible assets include land, buildings on an as-if vacant basis, equipment and tenant improvements. The Company utilizes various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Identifiable intangible assets include amounts allocated to acquired leases for above- and below-market lease rates, the value of in-place leases, and the value of customer relationships.

Above-market and below-market in-place lease values for properties acquired are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amount to be paid pursuant to each in-place lease and management's estimate of the fair market lease rate for each such in-place lease, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease values are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases.

The aggregate value of intangible assets related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as-if vacant. Factors considered by management in its analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period, which primarily ranges from six to 18 months. Management also estimates costs to execute similar leases including leasing commissions, legal and other related expenses.

The aggregate value of intangibles related to customer relationships is measured based on management's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the tenant. Characteristics considered by management in determining these values include the nature and extent of the Company's existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors.

The value of in-place leases is amortized to expense over the initial term of the respective leases, which range primarily from two to 20 years. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

In making estimates of fair values for purposes of allocating purchase price, management utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. Management also considers information obtained about each property as a result of its pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

Intangible assets and acquired lease obligations consist of the following:

December 31,	2005	2004
Intangible assets:		
In-place leases, net of accumulated amortization of $38,037 and $12,295	$315,685	$254,771
Customer relationships, net of accumulated amortization of $20,647 and $9,494	342,656	318,244
Above-market leases, net of accumulated amortization of $8,868 and $4,113	19,355	21,553
Goodwill	700	700
Amounts related to assets held for sale, net of accumulated amortization of $3,183 and $153	(35,929)	(4,927)
Total intangible assets	$642,467	$590,341
Intangible liabilities:		
Below-market leases, net of accumulated amortization of $8,969 and $3,502	$ 67,790	$ 60,812
Amounts related to liabilities held for sale, net of accumulated amortization of $57 and $106	(177)	(1,580)
Total intangible liabilities	$ 67,613	$ 59,232

The following table provides the weighted average amortization period as of December 31, 2005 for intangible assets and liabilities and the projected amortization expense for the next five years:

	Weighted Average Amortization Period	2006	2007	2008	2009	2010
In-place leases	15.2	$26,082	$25,121	$24,427	$23,578	$21,944
Customer relationships	36.7	10,871	10,871	10,827	10,784	10,750
Total to be included in depreciation and amortization expense		$36,953	$35,992	$35,254	$34,362	$32,694
Above-market lease assets	7.1	$(4,329)	$(4,275)	$(3,716)	$(2,856)	$(2,240)
Below-market lease liabilities	28.1	3,819	3,519	3,204	2,951	2,579
Total to be included in (deducted from) rental revenue		$ (510)	$ (756)	$ (512)	$ 95	$ 339

During the year ended December 31, 2005, the Company discovered that certain depreciable assets, primarily intangible assets, were being amortized over the improper useful lives within two real estate portfolios. Had the Company recorded amortization expense utilizing the proper useful lives, net loss would have been increased by $385 and $480 for the years ended December 31, 2004 and 2003, respectively. The adjustments represent 1.7% and 2.5% of net loss and $0.00 and $0.01 of net loss per share for the years ended December 31, 2004 and 2003, respectively. The Company has evaluated, on both the qualitative and quantitative basis, the impact of this adjustment and concluded that it is not significant to the financial statements for the interim periods during and for the years ended December 31, 2005, 2004 and 2003, respectively. During the year ended December 31, 2005, the Company recorded $865 of additional amortization expense to adjust accumulated amortization to the proper balances.

(n) Deferred Costs

The Company has deferred certain expenditures related to the leasing and financing of certain properties. Direct costs of leasing, including internally capitalized payroll costs associated with leasing activities, are deferred and amortized over the terms of the underlying leases. Direct costs of financings are deferred and amortized over the terms of the underlying financing agreements.

Prior to 2005, the Company amortized deferred financing costs to interest expense on a straightline basis. During the year ended December 31, 2005, the Company changed its amortization methodology to an effective interest rate basis. Had the Company recorded amortization expense on an effective interest rate basis in prior years, net loss would have been increased by $467 and $41 for the years ended December 31, 2004 and 2003, respectively. The adjustments represent 2.1% and 0.2% of net loss and $0.00 and $0.00 of net loss per share for the years ended December 31, 2004 and 2003, respectively. The Company has evaluated, on both the qualitative and quantitative basis, the impact of this adjustment and concluded that it is not significant to the financial statements for the interim periods during and for the years ended December 31, 2005, 2004 and 2003, respectively. During the year ended December 31, 2005, the Company recorded $508 of additional interest expense to adjust net deferred costs to the proper balances.

(o) Leasehold Interests

Leasehold interest assets and liabilities are recorded based on the difference between the fair value of management's estimate of the net present value of cash flows expected to be paid and earned from the subleases over the non-cancelable lease terms and any payments received in consideration for assuming the leasehold interests. Factors used in determining the net present value of cash flows include contractual rental amounts, costs of tenant improvements, costs of capital expenditures and contractual amounts due under the corresponding operating lease assumed. Amounts allocated to leasehold interests, based on their respective fair values, are amortized on a straight-line basis over the remaining lease term.

(p) Accounting for Derivative Financial Investments and Hedging Activities

The Company uses derivatives to hedge, fix and cap interest rate risk and accounts for its derivative and hedging activities using SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires all derivative instruments to be carried at fair value on the balance sheet.

Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, are considered fair value hedges. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. The Company only engages in cash flow hedges.

Under cash flow hedges, derivative gains and losses not considered highly effective in hedging the change in expected cash flows of the hedged item are recognized immediately in the consolidated statements of operations. For hedge transactions that do not qualify for the short-cut method, at the hedge's inception and on a regular basis thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in cash flows of the hedged items and whether they are expected to be highly effective in the future. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking each hedge transaction. Cash flow hedges that are considered highly effective are accounted for by recording the fair value of the derivative instrument on the balance sheet as either an asset or liability, with a corresponding amount recorded in other comprehensive income within shareholders' equity. Amounts are reclassified from other comprehensive income to the statements of operations in the period or periods the hedged forecasted transaction affects earnings.

(q) Comprehensive Income (Loss)

Comprehensive income (loss) is recorded in accordance with the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income (loss) is comprised of net income, changes in unrealized gains or losses on derivative financial instruments and unrealized gains or losses on available-for-sale securities. Since February 2003, the Company has been entering into derivative agreements to hedge the variability of cash flows related to forecasted interest payments associated with obtaining certain financings in order to fix interest rates and maintain expected returns. The Company incurs a loss on derivative agreements, if interest rates decline, or a gain if interest rates rise, during the period between the derivative inception date and derivative settlement date. Unrealized gains and losses on derivatives are amortized into interest expense in the consolidated statements of operations over the life of the underlying debt.

(r) Revenue Recognition

Rental income from leases is recognized on a straightline basis regardless of when payments are due. Certain lease agreements also contain provisions that require tenants to reimburse the Company for real estate taxes, common area maintenance costs and the amortized cost of capital expenditures with interest. Such amounts are included in both revenues and operating expenses when the Company is the primary obligor for these expenses and assumes the risks and rewards of a principal under these arrangements. Under leases where the tenant pays these expenses directly, such amounts are not included in revenues or expenses.

Deferred revenue represents rental revenue and management fees received prior to the date earned. Deferred revenue also includes rental payments received in excess of rental revenues recognized as a result of straightline basis accounting.

(s) Sales of Real Estate Properties

The Company recognizes sales of real estate properties only upon closing, in accordance with SFAS No. 66, "Accounting for Sales of Real Estate" (SFAS No. 66). Payments received from purchasers prior to closing are recorded as deposits. Profit on real estate sold is recognized using the full accrual method upon closing when the collectibility of the sales price is reasonably assured and the Company is not obligated to perform significant activities after the sale. Profit may be deferred in whole or part until the sale meets the requirements of profit recognition on sales of real estate under SFAS No. 66.

(t) Rent Expense

Rent expense is recognized on a straightline basis regardless of when payments are due. Accrued expenses and other liabilities in the accompanying consolidated balance sheets include an accrual for rental expense recognized in excess of amounts currently due. For the years ended December 31, 2005, 2004 and 2003, rent expense related to leasehold interests, which is included in property operating expenses and corporate office space, which is included in marketing, general and administrative expense was $14,947, $9,338 and $3,336, respectively.

(u) Income Taxes

The Company has elected to qualify as a REIT under Sections 856-860 of the Internal Revenue Code and intends to remain so qualified. Earnings and profits, which determine the taxability of distributions to shareholders, will differ from net income reported for financial reporting purposes due to differences in cost basis, differences in the estimated useful lives used to compute depreciation, and differences between the allocation of the Company's net income and loss for financial reporting purposes and for tax reporting purposes.

The Company has a wholly-owned taxable REIT subsidiary as defined under the Internal Revenue Code. The asset and liability approach is used by the taxable REIT subsidiary to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Valuation allowances are established to reduce net deferred tax assets to the amount for which recovery is more likely than not. During the year ended December 31, 2005, the Company recorded a current and deferred income tax benefit of $505 and $622, respectively. No such benefit or provision was recorded during the year ended December 31, 2004. During the year ended December 31, 2003, the Company had a current and deferred income tax expense of $2,670 and $0, respectively.

As of December 31, 2005, the taxable REIT subsidiary recorded a deferred tax asset of $622 related to expenses, which are deductible tax purposes in future periods. No valuation allowance was recorded as the Company believes it is more likely than not that the future benefit associated with this deferred tax asset will be realized. The Company also recorded a current tax receivable of $505 related to a refund of taxes paid in prior years. There were no deferred tax assets or liabilities as of December 31, 2004.

The net book basis of real estate assets exceeds the tax basis by approximately $12,747 and $21,070 at December 31, 2005 and 2004, respectively, primarily due to the difference between the cost basis of the assets acquired and their carryover basis recorded for tax purposes.

For the year ended December 31, 2005, 92% of the Company's dividends were characterized as a return of capital. For the year ended December 31, 2004, 33% of the Company's dividends were characterized as ordinary income and 67% were characterized as a return of capital for federal income tax purposes. For the year ended December 31, 2003, 50% of the Company's dividends were characterized as ordinary income and 50% were characterized as a return of capital for federal income tax purposes.

(v) Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value based method defined in SFAS No. 123 has been applied. Under APB Opinion No. 25, compensation expense would be recorded on the date of option grant, if the current market price of the underlying stock exceeded the exercise price.

SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," requires disclosure in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As permitted under SFAS No. 148 and SFAS No. 123, the Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure in accordance with the provisions of SFAS No. 148 and SFAS No. 123. Accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements, as all options granted under the plan had an exercise price equal to the market value of the underlying common shares on the date of grant.

The Company recognizes compensation cost related to restricted share awards on a straightline basis over the respective vesting periods. The following table illustrates the effect on net loss and basic and diluted loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to share-based employee compensation:

Year Ended December 31,	2005	2004	2003
Net loss	$(93,615)	$(22,245)	$(18,822)
Add: Total share-based employee compensation expense included in net loss	13,440	5,035	9,318
Deduct: Total share-based employee compensation expense determined under fair value based methods for all awards	(14,966)	(6,987)	(10,408)
Pro forma net loss	$(95,141)	$(24,197)	$(19,912)
Basic and diluted loss per share—as reported	$(0.78)	$(0.22)	$(0.26)
Basic and diluted loss per share—pro forma	$(0.79)	$(0.22)	$(0.27)

The Securities and Exchange Commission's (SEC) Office of the Chief Accountant and its Division of Corporation Finance announced the release of Staff Accounting Bulleting No. 107, "Share-Based Payment" (SAB No. 107), in response to frequently asked questions and to provide the SEC staff's views regarding the application of SFAS No. 123 (revised 2004), "Share-Based Payments" (SFAS No. 123(R)), issued in December 2004. SAB No. 107 provides interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations; addresses the staff's views on the subject of valuation of share-based payment transactions for public companies; and reiterates the importance of disclosures related to share-based payment transactions in the financial statements filed with the SEC.

SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award (with limited exceptions), eliminating the alternative previously allowed by SFAS No. 123 to use the intrinsic value method of accounting. The grant date fair value will be estimated using option-pricing models adjusted for the unique characteristics of the instruments using methods similar to those required by SFAS No. 123 and currently used by the Company to calculate pro forma net income and earnings per share disclosures. The cost will be recognized ratably over the period during which the employee is required to provide services in exchange for the award.

The effective date for SFAS No. 123(R) was deferred for public companies to the first annual period beginning after June 15, 2005. Accordingly, the Company will adopt SFAS No. 123(R) as of January 1, 2006. As a result of adopting SFAS No. 123(R), the Company will recognize as compensation cost in its financial statements the unvested portion of existing options granted prior to the effective date and the cost of stock options granted to employees after the effective date based on the fair value of the stock options at grant date. Based on stock options outstanding at December 31, 2005, compensation expense related to stock option awards will be approximately $82 and $6 for the years ending December 31, 2006 and 2007, respectively.

(w) Conditional Asset Retirement Obligations

In March 2005, the FASB issued FIN No. 47, "Accounting for Conditional Asset Retirement Obligations," (FIN 47). FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation is recognized when incurred—generally upon acquisition, construction, or development and (or) through the normal operation of the asset.

Pursuant to FIN 47, the Company assessed the cost associated with its legal obligation to remediate asbestos in its properties and recognized the effect of applying FIN 47 as a change in accounting principle by recording the following in connection with the remediation of asbestos: i) a liability for the existing asset retirement obligation of $2,565, adjusted for accretion; ii) an asset retirement cost capitalized as an increase to building of $2,210; and iii) accumulated depreciation on the capitalized cost of $109. The associated accretion expense related to the asset retirement obligation of $355 and the associated depreciation expense related to the adjustment to building of $109 was recorded in the consolidation statement of operations. The accretion and depreciation expense was measured for the time period from the date the liability would have been recognized had the provisions of FIN 47 been in effect when the liability was incurred through December 31, 2005.

(x) Hurricane Damage

The Company follows FIN No. 30, "Accounting for Involuntary Conversions of Nonmonetary Assets to Monetary Assets, an interpretation of APB Opinion No. 29" (FIN 30), which clarifies the accounting for involuntary conversions of nonmonetary assets (such as property or equipment) to monetary assets (such as insurance proceeds). FIN 30 states that involuntary conversions of nonmonetary assets to monetary assets are monetary transactions for which gain or loss shall be recognized even though the Company reinvests or is obligated to reinvest the monetary assets in replacement nonmonetary assets.

When one of the Company's fully-insured properties located in Chalmette, Louisiana suffered substantial damage from Hurricane Katrina, an involuntary conversion of this nonmonetary asset (property) to a monetary asset (insurance proceeds) occurred. Based on estimates of the damage, the Company recorded a property write-down of $949 during the year ended December 31, 2005. Since the property is fully-insured, the Company recorded the recovery to be received from insurance proceeds of $949 to fully offset the property write-down. The total amount of insurance proceeds to be received less the applicable deductible of approximately $100 is expected to be determined and recorded as a gain in the consolidated statement of operations during the year ending December 31, 2006.

Other properties in the Company's portfolio sustained damage from hurricanes in 2005. However, the damage was below the insurance deductibles assigned to each respective property. The aggregate damage sustained on these properties of $1,687 during the year ended December 31, 2005 is included in property operating expenses on the consolidated statements of operations.

(y) Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," (SFAS No. 154), which replaces APB Opinion No. 20, "Accounting Changes" (APB Opinion No. 20), and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for accounting for and reporting of a change in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, rather than the previous requirement under APB Opinion No. 20 that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 will not have a material effect on the Company's financial position or results of operations.

(3) ACQUISITIONS AND DISPOSITIONS

During the year ended December 31, 2005 and 2004, the Company acquired 286 and 436 properties and leasehold interests, respectively. In addition, the Company purchased 33 parcels of land designated as land held for development during the year ended December 31, 2005. The following table presents the allocation of the net assets acquired and liabilities assumed during the year ended December 31, 2005 and 2004:

Year Ended December 31,	2005	2004
Real estate investments, at cost:		
Land	$110,175	$ 221,173
Land held for development	27,504	—
Buildings	531,512	1,005,600
Equipment and fixtures	87,372	180,834
Initial tenant improvements	46,799	167,961
Leasehold interests, net	(3,492)	(1,600)
	799,870	1,573,968
Intangibles and other assets:		
In-place leases	93,940	232,650
Customer relationships	36,400	263,714
Above-market lease assets	3,043	7,339
Below-market lease liabilities	(15,310)	(13,509)
Other assets	1,850	—
	119,923	490,194
Total assets	919,793	2,064,162
Mortgage notes assumed, at fair value	(78,645)	(48,072)
Other liabilities assumed	(492)	(5,098)
Minority interest	(2,367)	—
Operating Partnership units issued	—	(35,866)
Cash paid	$838,289	$1,975,126

The following table presents information regarding property and leasehold interests acquired during the years ended December 31, 2005 and 2004:

Property/Seller	Date	Number of Buildings (1)	Purchase Price (2)
Koll Development Company, LLC	Jan. 2005	3	$ 89,224
National City Bank Building	Jan. 2005	1	9,506
Bank of America—West	March 2005	1	24,033
One Montgomery Street	April 2005	1	37,346
801 Market Street	April 2005	1	68,078
Bank of Oklahoma	May 2005	1	20,328
First Charter Bank	May 2005	1	558
Regions Bank	June 2005	111	111,645
Charter One Bank	Various	35	40,714
Household	July 2005	1	24,660
Fireman's Fund Insurance Company	Aug. 2005	1	283,653
One Citizens Plaza	Oct. 2005	1	60,082
One Colonial Plaza	Nov. 2005	1	25,267
Bank of America Formulated Price Contracts	Various	26	16,047
Wachovia Bank Formulated Price Contracts	Various	101	108,172(3)
Land	Various	—	480
Total 2005		286	$ 919,793
State Street Financial Center	Feb. 2004	1	$ 706,898
Potomac Realty—Bank of America	Feb. 2004	5	9,557
215 Fremont Street and Harborside	June 2004	2	135,806
101 Independence Center	July 2004	1	106,196
Wachovia Bank, N.A	Sept. 2004	140	510,409
Bank of America, N.A	Oct. 2004	250	575,776
Bank of America Formulated Price Contracts	Various 2004	12	2,184
Wachovia Formulated Price Contracts	Various 2004	18	11,120
Other	Various 2004	7	6,216
Total 2004		436	$2,064,162

(1) Includes the assumption of leasehold interests and parking facilities.
(2) Includes all acquisition costs and the value of acquired intangible assets and assumed liabilities. Excludes non-real estate assets acquired.
(3) Includes the cash paid for land parcels.

Pro forma information relating to the acquisition of operating properties is presented below as if these transactions had been consummated on January 1, 2004. These pro forma results are not necessarily indicative of the results which actually would have occurred if the acquisitions had been completed on January 1, 2004, nor does the pro forma financial information purport to represent the results of operations for future periods.

The following table presents the pro forma information as if the acquisitions during the years ended December 31, 2005 and 2004 had been consummated on January 1, 2004:

Year Ended December 31,	2005	2004
Pro forma revenues	$567,364	$570,955
Pro forma loss from continuing operations	$ (98,518)	$ (54,390)
Basic and diluted pro forma loss per share from continuing operations	$(0.82)	$(0.52)

On December 22, 2004, the Company sold a 30% minority ownership interest in State Street Financial Center, resulting in proceeds of $58,974 and a gain of $17,693, net of related transaction costs.

The following table presents information regarding other property dispositions including land parcels and leasehold interests, completed during the years ended December 31, 2005, 2004 and 2003:

	Number of Buildings and Land Parcels(1)	Sale Proceeds, Net	Gain(2)
Total 2005	143	$124,643	$21,790
Total 2004	57	185,898	11,488
Total 2003	45	33,980	8,407

(1) Includes the sale of five parcels of land and eight leasehold interest terminations during the year ended December 31, 2005, the sale of two parcels of land and seven leasehold terminations during the year ended December 31, 2004 and seven leasehold terminations during the year end December 31, 2003.

(2) Net of provision for income taxes and allocation of minority ownership interest.

(4) INDEBTEDNESS

The Company had four types of financings in place as of December 31, 2005 and 2004, which include mortgage notes payable, a secured credit facility, convertible senior notes, and an unsecured credit facility. The weighted average effective interest rate on these borrowings was 5.8%, 5.0% and 5.7% for the years ended December 31, 2005, 2004 and 2003, respectively. The fair value of these borrowings, calculated by comparing the outstanding debt to debt with similar terms at current interest rates, was $3,289,984 and $2,710,911 as of December 31, 2005 and 2004, respectively.

The Company's secured financing agreements contain various financial and non-financial covenants customarily found in these types of agreements, as well as a requirement that certain individual properties or property portfolios maintain a minimum debt service coverage ratio, as defined, typically of 1.1 to 1.0, calculated at the end of each quarter using a trailing 12-month period. The lender related to the secured credit facility has the right to reassess the ratio from time to time and may require the Company to pledge additional collateral or repay a portion of the principal outstanding under this facility.

The unsecured credit facility also contains customary financial covenants. The original terms included a minimum debt service coverage ratio for the Company of 1.2 to 1.0 through June 30, 2005, increasing to 1.3 to 1.0, thereafter. In June 2005, the terms of the unsecured credit facility were amended to maintain this ratio at 1.2 to 1.0. This facility also includes maximum levels of i) indebtedness as a percentage of the Company's total assets of 70%, ii) secured recourse debt as a percentage of the Company's total assets of 5%, iii) investment in any non-wholly owned entity as a percentage of the Company's total assets of 20% and iv) investment in any mortgages, notes, accounts receivable, or notes receivable as a percentage of the Company's total assets of 15%. In June 2005, the Company's covenant obligations under the unsecured facility were modified to maintain the existing covenants through the term of the agreement.

As of December 31, 2005 and 2004, the Company was in compliance with all such covenants.

(a) Mortgage Notes Payable

The following is a summary of mortgage notes payable as of December 31, 2005 and 2004:

	Encumbered Properties	Balance	Interest Rates	Maturity Dates
Fixed-rate mortgages	699	$2,553,118	4.1% to 8.8%	May 2006 to June 2024
Variable-rate mortgages	11	145,087	5.7% to 6.3%	June 2006 to Nov. 2023
Total mortgage notes payable	710	2,698,205		
Unamortized debt premiums and discounts		3,080		
Mortgage notes payable related to assets held for sale	5	(233,689)		
Balance, December 31, 2005		$2,467,596		
Fixed-rate mortgages	356	$1,582,185	4.0% to 8.8%	May 2006 to Dec. 2023
Variable-rate mortgages	144	425,041	3.6% to 4.7%	Oct. 2011 to June 2024
Total mortgage notes payable	500	2,007,226		
Unamortized debt premiums and discounts		3,208		
Mortgage notes payable related to assets held for sale	3	(1,880)		
Balance, December 31, 2004		$2,008,554		

Principal payments due on the mortgage notes payable as of December 31, 2005 are as follows:

2006	$ 161,276
2007	111,641
2008	61,413
2009	117,588
2010	134,131
2011 and thereafter	2,112,156
Total	$2,698,205

(b) Secured Credit Facility

The Company entered into a $300,000 secured credit facility in July 2003. During the year ended December 31, 2004, the Company negotiated a temporary increase in the maximum amount available under this facility from $300,000 to $400,000, which expired in March 31, 2005, to accommodate the acquisition of the Bank of America, N.A. portfolio purchased in October 2004. In September 2005, the Company executed a renewal of this credit facility, expanding the maximum available under the facility to $400,000, extending the term to October 2008 and paid a related financing fee of $3,740.

Advances under this facility must be repaid within 18 months of the date of the borrowing. Advances are made in the aggregate principal amount of up to 80% of the lesser of either (i) the maximum amount of subsequent debt financing that can be secured by the properties that the Company acquires with borrowings under this facility or (ii) the acquisition cost of such properties. This facility bears interest at a rate of LIBOR plus either (i) with respect to conduit properties, 1.75%, or (ii) with respect to credit tenant lease properties, an amount, ranging from 1.25% to 2.50%, based on the credit rating of the tenant(s) in the property being financed by the proceeds of the specific advance. From February 1, 2005 to March 3, 2005, the interest rate on this facility was temporarily reduced to LIBOR in anticipation of the repayment of the then outstanding advances with the proceeds of a long-term financing secured by properties in the portfolio purchased from Bank of America, N.A. in October 2004.

As of December 31, 2005, the Company had $171,265 of advances outstanding under this facility, secured by 184 properties, with an interest rate of LIBOR plus 1.75% (6.11% at December 31, 2005). As of December 31, 2004, the Company had $270,000 of advances outstanding under this facility, secured by 236 properties in the portfolio acquired from Bank of America, N.A. in October 2004, with an interest rate of LIBOR plus 1.50% (3.89% at December 31, 2004).

(c) Convertible Senior Notes

During the year ended December 31, 2004, the Company completed, through a private offering, the issuance of $450,000 of convertible senior notes and received proceeds of $434,030, net of discount and financing costs. The convertible senior notes are senior unsecured obligations, mature on July 9, 2024 and bear interest at a rate of 4.375%.

The Company cannot redeem the convertible notes before July 20, 2009. All or a portion of the notes can be redeemed by the Company at any time after July 20, 2009 at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest through the date of redemption. The note holders may require the Company to repurchase all or a portion of their respective notes on July 15, 2009, 2014 and 2019 for a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, payable in cash. The note holders are entitled to convert the notes into common shares prior to their maturity date if, among other circumstances, the closing sale price of the Company's common shares for at least 20 trading days in a period of 30 consecutive trading days (ending on the last day of the fiscal quarter preceding the quarter in which the conversion occurs) is more than 120% of the applicable conversion price on the 30th trading day. As of the initial closing of the offering of the notes on July 9, 2004, the initial conversion price per share was $17.84, which is subject to adjustment upon certain events, including, but not limited to, the issuance to all holders of common shares of (i) additional common shares as a dividend, (ii) certain rights, warrants or options entitling them to subscribe for, or purchase common shares, or (iii) cash dividends or cash distributions exceeding $0.25 per quarter. As a result of the Company declaring dividends exceeding $0.25, the conversion price per share was adjusted immediately after each record date. As of December 31, 2005 and 2004, the conversion price per share was $17.74 and $17.82, respectively. On December 16, 2005, the Company declared a dividend of $0.27, which resulted in an adjustment to the conversion price per share to $17.71 on January 1, 2006.

In October 2004, the Emerging Issues Task Force of the FASB ratified Issue No. 04-8, "Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effects on Diluted Earnings per Share" (EITF Issue No. 04-8). EITF Issue No. 04-8 requires the inclusion of convertible shares for contingently convertible debt in the calculation of diluted earnings per share using the if-converted method, regardless of whether the contingency has been met. In response to EITF Issue No. 04-8, the Company entered into a Second Supplemental Indenture to the Indenture for the convertible senior notes pursuant to which it irrevocably elected to satisfy the conversion obligation with respect to the principal amount of any notes surrendered for conversion with cash. As a result of this election, EITF Issue No. 04-8 requires the Company to include in its calculation of fully diluted earnings per share only those common shares issuable in satisfaction of the aggregate conversion obligation in excess of the aggregate principal amount of notes outstanding. The inclusion of any such shares would cause a reduction in the Company's fully diluted earnings per share for any periods in which such shares are included. Volatility in the Company's share price could cause such common shares to be included in the Company's fully diluted earnings per share calculation in one quarter and not in a subsequent quarter, thereby increasing the volatility of the Company's fully diluted earnings per share. As a result of applying EITF Issue No. 04-8, no shares have been included in the calculation of earnings per share.

(d) Unsecured Credit Facility

The Company maintains a $60,000 unsecured credit facility for general corporate purposes, established in September 2004. This facility has an initial term of two years, expiring in September 2006, and bears interest at different rates depending upon the Company's designation at the time of borrowing of the advance as a Eurodollar Rate Loan or a Base Rate Loan. If the Company designates the advance as a Eurodollar Rate Loan then the advance bears interest at LIBOR plus 2.00%. If the Company designates the advance as a Basic Rate Loan then the advance bears interest at the greater of (i) the Prime Rate plus 1%, or (ii) the Federal Funds Rate plus 1.50%.

The unsecured credit facility maintains a $60,000 sublimit for letters of credit, increased from $50,000 in June 2005. As of December 31, 2005, the Company had $56,353 of letters of credit outstanding and no advances under this facility. As of December 31, 2004, the Company had $21,862 of letters of credit outstanding and no advances under this facility. These letters of credit are primarily used to secure payments under leasehold interests and are issued to utility companies in lieu of a cash security deposits to establish service.

(5) DERIVATIVE INSTRUMENTS AND OTHER FINANCING ARRANGEMENTS

Since February 2003, the Company has been entering into derivative agreements to hedge the variability of cash flows related to forecasted interest payments associated with obtaining certain financings in order to fix interest rates and maintain expected returns. The Company incurs a loss on derivative agreements, if interest rates decline, or a gain if interest rates rise, during the period between the derivative inception date and derivative settlement date. These gains and losses have been recorded in other comprehensive income, as these derivatives were highly effective. Since February 2003, the Company has incurred a net loss aggregating $11,464 relating to terminating these agreements in connection with the closing of the respective financings. The gains and losses incurred during the years ended December 31, 2005 and 2004 are summarized below:

In March 2004, the Company entered into an agreement designed to straightline the variability of cash payments relating to the rents received under certain leases in the Pitney Bowes–Wachovia portfolio. This agreement ends in August 2010, coterminous with the end of the leases. The monies received and paid related to this agreement are recorded in deferred revenue on the consolidated balance sheet. As of December 31, 2005 and 2004, the Company had a liability of $3,569 and $1,253, respectively, related to this agreement.

In July 2004, the Company entered into a forward treasury lock agreement with an aggregate notional amount of $131,000. These derivatives were designated as a hedge of the variability of cash flows related to forecasted interest payments associated with the financing of a $133,900 mortgage note payable secured by 215 Fremont Street. In July 2004, the Company incurred a loss of approximately $1,436 when the treasury lock agreement was terminated in connection with the closing of the related mortgage note payable. This loss is recorded in accumulated other comprehensive income (loss) and is being reclassified to earnings over the term of the new debt instrument.

In connection with the sale of a 30% minority interest in State Street Financial Center in December 2004, the Company agreed to cap the minority interest purchaser's maximum interest rate at 4.28% as it relates to the portion of the $50,000 of mezzanine debt assumed by the minority interest purchaser for a five-year period. Therefore, all interest expense over 4.28% is the Company's responsibility. The mezzanine debt bears interest at a rate of LIBOR plus 1.83% (6.19% at December 31, 2005). The Company determined the initial fair value of this interest rate cap liability to be $1,150 and recorded it as a reduction of the gain recognized as a result of the minority interest disposition. The Company intends to prepay the mezzanine debt in October 2006 and obtain new financing; however, the Company's obligation to cap the rate on the new debt will continue for the five-year period. As of December 31, 2004, the Company had a liability of $1,150 related to this agreement. In June 2005, the Company purchased an interest rate cap for $1,060 to effectively hedge the risk associated with the cap the Company had provided to the minority interest purchaser. As of December 31, 2005, the fair value of the asset related to the purchased cap and the liability associated with the given cap were both $1,307. Changes in the fair value of this asset and liability are included in interest expense in the consolidated statement of operations.

In June 2005, the Company entered into a forward-starting interest rate swap with an aggregate notional amount of $175,000. This derivative was designated as a hedge of the variability of cash flows relating to forecasted interest payments associated with the $190,000 of financing for the acquisition of an office complex leased by Fireman's Fund Insurance Company, which was completed in August 2005. The Company terminated the swap upon the completion of the acquisition and related financing and received $4,771 from the counter party from the net cash settlement of the derivative position in August 2005, due to the increase in market rates since the derivative inception date in June 2005. This amount was recorded in accumulated other comprehensive income (loss) and is being reclassified as a reduction to interest expense over the term of the mortgage payable.

During the years ended December 31, 2005, 2004 and 2003, the Company reclassified approximately $2,773, $1,625 and $258 of accumulated other comprehensive income (loss) to interest expense, respectively. These amounts are included in the consolidated statements of shareholders' equity and comprehensive income (loss) as a component of the reclassification adjustment for losses reclassified into operations. Over the next 12 months, the Company expects to reclassify $994 to interest expense as the underlying hedged items affect earnings, such as when the forecasted interest payments occur.

(6) SHAREHOLDERS' EQUITY

On May 9, 2005, the Company closed an underwritten public offering of 16,750,000 common shares of beneficial interest and granted the underwriters in the offering the right to purchase up to 2,512,500 additional common shares to cover any over-allotments. The aggregate net proceeds from this offering (after underwriting discounts and commissions and other offering costs) were approximately $242,841. The Company used the aggregate net proceeds to acquire additional properties, as described in the prospectus relating to the offering and other properties identified after the offering.

On June 30, 2003, the Company completed its initial public offering through the issuance of 64,142,500 common shares of beneficial interest. The Company received net proceeds of $740,896, after payment of $60,885 in offering expenses including underwriters' discounts and commissions.

(7) EMPLOYEE BENEFITS

401(k) Plan

The Company has established and maintained a retirement savings plan under section 401(k) of the Internal Revenue Code (IRC). The 401(k) plan allows eligible employees, as defined within the plan, to defer a portion of their compensation, within prescribed limits, on a pretax basis through contributions to the 401(k) plan. The Company matches each eligible employees' annual contributions, within prescribed limits, in an amount equal to 100% of the first 3% of employees' salary reduction contributions plus 50% of the next 2% of employees' salary reduction contributions. Matching contributions of the Company vest immediately. The expense associated with the Company's matching contribution was $300, $191 and $120 for the years ended December 31, 2005, 2004 and 2003, respectively, and is included within general and administrative expenses in the accompanying consolidated statements of operations.

Supplemental Executive Retirement Plan

The Company has established a non-qualified Supplemental Executive Retirement Plan (SERP) in which the Company's President, Chief Executive Officer and Vice Chairman of the board of trustees is a participant. The benefit payable under the SERP is based on a specified percentage of each participant's average annual compensation, as defined within the plan, while employed with the Company. Participants may begin to receive SERP payments once they have attained the later of age 60 or retirement. Benefits paid under the SERP are for life with 10 years of guaranteed payments and terminate upon the participant's death. The Company estimated the expected aggregate payout under the SERP based on life expectancy, calculated the present value of the expected aggregate payout using a discount rate of 6.5% and estimated the amount necessary to fund the SERP over the initial five years, after which it was assumed that interest income would accumulate to fund the remaining payout. The expense associated with the SERP obligation over each of the first five years was determined using an effective interest rate method. The SERP expense was $292, $307 and $431 for the years ended December 31, 2005, 2004 and 2003, respectively, and is included within general and administrative expenses in the accompanying consolidated statements of operations.

2002 Equity Incentive Plan

The Company established the 2002 Equity Incentive Plan (Incentive Plan) that authorized the issuance of up to 3,125,000 options to purchase common shares and 1,500,000 restricted shares. The Incentive Plan was amended in 2003 to allow for the issuance of an aggregate of 11,375,000 common shares and common share equivalents. The terms and conditions of the option awards are determined by the board of trustees. Options are granted at the fair market value of the shares on the date of grant. The options vest and are exercisable over periods determined by the Company, but in no event later than 10 years from the grant date.

The following table summarizes option activity for the Company for the period from January 1, 2003 to December 31, 2005:

	Number of Shares Issuable Upon Exercise	Weighted Average Exercise Price	Aggregate Exercise Price	Grant Price Range From	To
Balance, January 1, 2003	2,812,625	$10.06	$28,306	$10.00	$11.65
Options granted	221,000	13.14	2,905	11.25	14.98
Options cancelled	(3,750)	10.00	(38)	10.00	10.00
Options exercised	(37,812)	10.00	(378)	10.00	10.00
Balance, December 31, 2003	2,992,063	10.29	30,795	10.00	14.98
Options cancelled	(23,437)	10.00	(234)	10.00	10.00
Options exercised	(748,946)	10.08	(7,552)	10.00	11.65
Balance, December 31, 2004	2,219,680	10.37	23,009	10.00	14.98
Options exercised	(186,524)	10.00	(1,865)	10.00	10.00
Balance, December 31, 2005	2,033,156	$10.40	$21,144	$10.00	$14.98

The following table summarizes stock options outstanding as of December 31, 2005:

Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$10.00 to $11.65	1,812,156	6.7 years	$10.06	1,530,297	$10.08
$12.10 to $14.98	221,000	7.4 years	$13.14	148,625	$13.07

There were no options granted during the years ended December 31, 2005 and 2004. The weighted average fair value of each option granted during the year ended December 31, 2003 ranges from $0.19 to $0.33 and was estimated on the grant date using the Black-Scholes options pricing model using the following assumptions:

Expected life (in years)	5
Risk-free interest rate	3.25% to 4.21%
Volatility	10.00%
Dividend yield	7.50%

During the years ended December 31, 2005, 2004 and 2003, compensation expense related to restricted stock grants was $10,411, $9,078 and $3,361, respectively. In addition, pursuant to the severance agreements of two senior officers and one senior officer, the Company incurred a charge of $3,029 and $1,195 during the years ended December 31, 2005 and 2004, respectively, related to the accelerated vesting of restricted stock grants and the issuance of other equity instruments. The following table summarizes restricted share grant activity for the years ended December 31, 2005, 2004 and 2003:

	Shares Granted	Share Price At Grant Date	Vesting Period(1)
July 1, 2003	1,141,000	$12.50	3 years
September 29, 2003	219,000	14.15	3 years
October 1, 2003	28,500	14.24	4 years
January 1, 2004	149,000	16.95	3 years
January 2, 2004	442,730	16.95	4 years
March 31, 2004	27,500	16.95	3 years
June 6, 2004	12,229	14.31	4 years
January 4, 2005	520,516	15.80	4 years
April 15, 2005	16,700	15.22	4 years
April 27, 2005	16,000	15.30	4 years
May 24, 2005	19,481	15.50	3 years
June 15, 2005	11,249	15.88	3 years
October 17, 2005	6,000	13.59	3 years
	2,609,905		

(1) Restricted stock vests 33% on the one-year anniversary of the date of grant and then quarterly thereafter until fully vested for restricted share grants that have a three-year vesting period. Restricted stock vests 25% on the one-year anniversary of the date of grant and then quarterly thereafter until fully vested for restricted share grants that have a four-year vesting period.

In May 2003, the Company's board of trustees approved the 2003 Outperformance Plan (OPP). The OPP is performance-based, utilizing total return to shareholders as the measurement criteria. Rewards under the OPP consist of annual cash awards and a three-year restricted share award. Award amounts determined under the OPP represent a percentage of the value created for shareholders in excess of established performance thresholds. The OPP is a three-year plan with an effective date of January 1, 2003. The aggregate amount of the award was determined at the end of the three-year term on January 1, 2006 to be $2,014 for the cash component and $0 for the contingent restricted stock component. The Company measured and recorded compensation expense over the service period in accordance with the provisions of APB No. 25 and FIN 28 based upon an interim estimate of the reward. No expense related to the OPP was recorded during year ended December 31, 2005. Under variable plan accounting treatment, during the year ended December 31, 2004, the Company reversed the expense related to the contingent restricted share component of the OPP of $5,238, which was recorded in the year ended December 31, 2003. During the year ended December 31, 2003, the Company recorded $2,014 of expense related to the cash component of the OPP.

(8) NET INCOME (LOSS) PER SHARE

The following is a reconciliation of the numerator and denominator of the basic and diluted net income (loss) per share computations for the years ended December 31, 2005, 2004 and 2003:

	Basic and Diluted		
Year Ended December 31,	2005	2004	2003
Loss from continuing operations	$(94,290)	$(24,511)	$(25,084)
Less: Dividends on unvested restricted share awards	1,396	1,799	942
Loss from continuing operations	$(95,686)	$(26,310)	$(26,026)
Income from discontinued operations	$ 675	$ 2,266	$ 6,262
Weighted average common shares and common share equivalents outstanding	121,171,897	108,117,197	74,838,001
Loss per share from continuing operations	$(0.79)	$(0.24)	$(0.35)
Income per share from discontinued operations	$ 0.01	$ 0.02	$ 0.09

Diluted income (loss) per share assumes the conversion of all common share equivalents into an equivalent number of common shares, if the effect is not dilutive. The following share options and unvested restricted shares, both computed under the treasury stock method, and the weighted average Operating Partnership units were excluded from the diluted loss per share computations as their effect would have been antidilutive for the years ended December 31, 2005, 2004 and 2003:

Year Ended December 31,	2005	2004	2003
Share options	574,296	711,557	727,028
Unvested restricted shares(1)	500,859	741,932	1,378,401
Operating Partnership units	3,408,526	5,234,776	4,575,660
Total shares excluded from diluted loss per share	4,483,681	6,688,265	6,681,089

(1) Includes shares that are contingently issuable under the OPP during the year ended December 31, 2003.

(9) ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table reflects components of accumulated other comprehensive loss for the years ended December 31, 2005, 2004 and 2003:

	Unrealized Gains (Losses) on Residential Mortgage-Backed Securities and Hedge	Unrealized Gains (Losses) on Available for Sale Securities	Interest Rate Hedges on Mortgage Notes Payable	Accumulated Other Comprehensive Loss
Balance, January 1, 2003	$(4,345)	$ (133)	$ —	$ (4,478)
Change during year	(4,060)	(616)	(14,799)	(19,475)
Reclassification adjustments into statements of operations	8,851	388	258	9,497
Minority interest	(446)	17	665	236
Balance, December 31, 2003	—	(344)	(13,876)	(14,220)
Change during year	—	(438)	(1,436)	(1,874)
Reclassification adjustments into statements of operations	—	409	1,625	2,034
Minority interest	—	(18)	(210)	(228)
Balance, December 31, 2004	—	(391)	(13,897)	(14,288)
Change during year	—	(126)	4,771	4,645
Reclassification adjustments into statements of operations	—	530	2,773	3,303
Minority interest	—	(13)	(268)	(281)
Balance, December 31, 2005	$ —	$ —	$ (6,621)	$ (6,621)

(10) DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

The Company follows SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), and separately classifies properties held for sale in the consolidated balance sheets and consolidated statements of operations. In the normal course of business, changes in the market may compel the Company to decide to classify a property as held for sale or reclassify a property that is designated as held for sale back to held for investment. In these situations, in accordance with SFAS No. 144, the property is transferred to held for sale or back to held for investment at the lesser of fair value or depreciated cost. Properties classified as held for sale as of December 31, 2005 are classified as such in the consolidated statement of operations for all periods presented for purposes of comparability.

During the year ended December 31, 2005, the Company sold 82 properties, in separate transactions, and 48 properties in bulk transactions, for net sales proceeds of $120,778. The sales transactions resulted in a net gain of approximately $20,194, after minority interest of $562 for the year ended December 31, 2005, which was reported in discontinued operations.

During the year ended December 31, 2004, the Company sold 48 properties, in separate transactions for net sales proceeds of $185,122. The sales transactions resulted in a net gain of approximately $11,410, after minority interest of $374. An income tax provision was not required for the year ended December 31, 2004 because the gains realized were offset by other net losses of the taxable REIT subsidiary, which was reported in discontinued operations.

During the year ended December 31, 2003, the Company sold 38 properties in separate transactions for net sales proceeds of $33,980. The sales transactions resulted in a net gain of approximately $8,407 after minority interest of $382 and an income tax provision of $2,670, which was reported in discontinued operations.

In accordance with the provisions of SFAS No. 144, the Company had classified 52 and 64 properties as held for sale as of December 31, 2005 and 2004, respectively. The following table summarizes information for these properties:

December 31,	2005	2004
Assets held for sale:		
Real estate investments, at cost:		
Land	$ 45,694	$ 16,105
Buildings	234,195	66,071
Equipment and fixtures	37,693	12,855
Total real estate investments, at cost	317,582	95,031
Less accumulated depreciation	(22,004)	(2,502)
	295,578	92,529
Intangible assets, net	35,929	4,927
Other assets, net	9,831	4,371
Total assets held for sale	341,338	101,827
Liabilities related to assets held for sale:		
Mortgage notes payable	233,689	1,880
Accrued expenses	6,320	3,979
Below-market lease liabilities, net	177	1,580
Deferred revenue	3,459	445
Tenant security deposits	20	88
Total liabilities related to assets held for sale	243,665	7,972
Net assets held for sale	$ 97,673	$ 93,855

The following operating results of the properties held for sale as of December 31, 2005, 2004 and 2003 and the properties sold during the years ended December 31, 2005, 2004 and 2003 are included in discontinued operations for all periods presented:

Year Ended December 31,	2005	2004	2003
Operating results:			
Revenues	$ 42,131	$28,592	$22,595
Operating expenses	27,689	18,586	10,937
Impairment loss	3,441	3,614	1,551
Interest expense	16,164	5,100	3,131
Depreciation	14,317	7,573	9,219
Loss from operations before minority interest	(19,480)	(6,281)	(2,243)
Minority interest	528	197	98
Loss from operations, net	(18,952)	(6,084)	(2,145)
Yield maintenance fees	(583)	(3,163)	—
Minority interest	16	103	—
Yield maintenance fees, net	(567)	(3,060)	—
Gain on disposals, net of income taxes	20,756	11,784	8,789
Minority interest	(562)	(374)	(382)
Gain on disposals, net	20,194	11,410	8,407
Income from discontinued operations	$ 675	$ 2,266	$ 6,262

Discontinued operations have not been segregated in the consolidated statements of cash flows.

(11) LEASING AGREEMENTS

The Company's properties are leased and subleased to tenants under operating leases with expiration dates extending to the year 2030. These leases generally contain rent increases and renewal options. Future minimum rental payments under noncancelable leases excluding reimbursements for operating expenses as of December 31, 2005 are as follows:

2006	$ 409,108
2007	405,620
2008	399,466
2009	392,429
2010	374,302
2011 and thereafter	3,088,923
Total	$5,069,848

As of December 31, 2005, the Company leased bank branches and office buildings from third parties with expiration dates extending to the year 2085 and has various ground leases with expiration dates extending through 2087. These lease obligations generally contain rent increases and renewal options. Future minimum lease payments under non-cancelable operating leases as of December 31, 2005 are as follows:

2006	$ 17,520
2007	17,617
2008	17,402
2009	17,302
2010	16,836
2011 and thereafter	195,416
Total	$282,093

(12) TRANSACTIONS WITH RELATED PARTIES

On October 31, 2005, the Company acquired the remaining 11% limited partnership minority interest in the entity that owns 123 South Broad Street property in Philadelphia, PA. The purchase price of the remaining 11% limited partnership minority interest of $3,034 was paid through the issuance of units in the Company's Operating Partnership. The parties to the contribution agreement included Nicholas S. Schorsch, our President, Chief Executive Officer and Vice Chairman of the board of trustees, and Meadow Court Trust, a trust controlled by Mr. Schorsch's spouse, Shelley D. Schorsch. Mr. Schorsch and Meadow Court Trust owned 5.01% and 0.81% of the limited partnership interest, respectively, and received 135,962 and 21,982 limited partnership units in the Operating Partnership, respectively, for their interests.

The Company previously provided management and other services to entities affiliated with the Company's President, Chief Executive Officer and Vice Chairman of the board of trustees. Total revenue received by the Company from these affiliated entities was approximately $135 for the year ended December 31, 2003. Such amounts are included in interest and other income in the accompanying consolidated statements of operations. No such services were provided by the Company to these affiliated entities during the years ended December 31, 2005 and 2004.

The Company leases space in two office buildings from real estate partnerships controlled by the Company's President, Chief Executive Officer and Vice Chairman of the board of trustees and his spouse. Total rent payments under these office leases were approximately $165, $156 and $111 for the years ended

December 31, 2005, 2004 and 2003, respectively. One lease expires in July 2009 and has aggregate annual minimum rent of $75 and the other lease has an aggregate annual minimum rent of $99 and expires in 2008. Both leases are subject to annual rent increases of the greater of 3.0% or the change in the Consumer Price Index. These amounts are included in general and administrative expenses in the accompanying consolidated statements of operations.

A former officer of the Company owns a one-third interest in a leasing company that provided leasing services. Leasing commissions charged to expense related to these services were approximately $241, $261 and $258 for the years ended December 31, 2005, 2004 and 2003, respectively.

On September 30, 2003, pursuant to the exercise of a purchase option, the Company acquired all of the ownership interests of First States Wilmington JV, L.P. (FSW), the beneficial owner of Three Beaver Valley. Total consideration paid by the Company for the FSW interests was $51,768, of which $44,830 consisted of the assumption of variable rate debt. The remaining consideration consisted primarily of units in the Company's Operating Partnership and cash. Prior to the acquisition, FSW was controlled by the Company's President, Chief Executive Officer and Vice Chairman of the board of trustees. Concurrent with this acquisition, the Company terminated the agreement with the existing property management company, which was wholly owned by the Company's President, Chief Executive Officer and Vice Chairman of the board of trustees. The obligation resulting from this termination was approximately $150.

A former member of the Company's board of trustees is Head of Investment Banking at Friedman Billings Ramsey & Co., Inc. (FBR). FBR served as underwriter and placement agent in connection with the Company's September 2002 private placement and served as co-lead manager of the Company's June 2003 initial public offering of common shares. The Company paid FBR $25.9 million and $18.8 million in connection with the private placement and initial public offering of common shares, respectively. The Company and FBR entered into an Intellectual Property Contribution and Unit Purchase Agreement as of May 24, 2002 pursuant to which FBR contributed certain intellectual property and other in-kind capital in exchange for the issuance of 750,000 Operating Partnership units. FBR Investment Management, Inc., an affiliate of FBR, received investment advisory fees based on the month-end balance invested in the residential mortgage-backed securities investment account. Total fees paid for such services were $442 for the year ended December 31, 2003. No such fees were paid during the years ended December 31, 2005 and 2004. Under the terms of an engagement letter, FBR provided customary investment banking and financial advisory services through June 30, 2004.

(13) COMMITMENTS AND CONTINGENCIES

On June 25, 2004, the Company entered into an agreement to sublease from Charles Schwab and Co., Inc. (Schwab) approximately 288,000 square feet of vacant space in Harborside, a Class A office building in Jersey City, New Jersey, and to assume certain management functions over an additional approximately 306,000 square feet of space in the same building that is also leased to Schwab but has been subleased by Schwab to third party tenants. In the event that any of the existing subtenants default on their leases (and the space thereafter becomes available), or any existing subtenants fail to renew their leases upon expiration, the Company has agreed to sublease this additional space from Schwab. All of the Company's subleases with Schwab will terminate in September 2017, the same date that Schwab's leases with the ultimate owner terminate. In exchange for the agreements described above, Schwab paid the Company a sublease management and standby subtenant fee of approximately $11,541. Additionally, Schwab will provide a rent credit against the Company's initial sublease obligations, payable through December 31, 2007, totaling approximately $40,028, including $15,612 of payments made through December 31, 2005. The sublease management fee and rent credit will be ratably recognized as income and a reduction to rent expense, respectively, over the terms of the agreements. As security for the Company's obligation under the sublease management, subtenant and standby subtenant agreements, the Company must provide Schwab with an irrevocable, standby letter of credit, which will increase concurrently with each rent credit and sublease management fee payment made by Schwab up to $51,569 and then will decrease over the term of the Company's obligation through September 2017. As of December 31, 2005, the standby letter of credit had a face amount of $27,153.

As of December 31, 2005, we had approximately $38,668 in pending acquisitions under contract or letters of intent and $54,119 in pending acquisitions under outstanding notifications under formulated price contracts. Since formulated price agreements require the Company, with limited exceptions, to purchase all bank branches, subject to notification, that the counter parties determine to be surplus properties, the total contractual obligation under these agreements is not quantifiable. The Company is required to purchase properties at a formulated price typically based on the fair market value of the property as determined through an independent appraisal process, which values the property based on its highest and best use and its alternative use, and then applies a negotiated discount. Under these agreements, the Company is also required to assume the rights and obligations of the financial institution under leases pursuant to which the financial institution leases surplus bank branches. The Company assumes the obligations to pay rent under these leases. In exchange, the Company receives an amount typically equal to 25% to 35% of the future rental payments due under the leasehold interest acquired. Current agreements are renewable on an annual basis, and may be terminated upon 90 days prior written notice. The purchase of these properties or assumption of the leasehold interests is done on an "as-is" basis; however, the Company is not required to acquire properties with certain environmental or structural problems or with defects in title that render the property either unmarketable or uninsurable at regular rates or that materially reduce the value of the property or materially impair or restrict its contemplated use. If the Company subsequently discovers issues or problems related to the physical condition of a property, zoning, compliance with ordinances and regulations, or other significant problems, the Company typically has no recourse against the seller and the value of the property may be less than the amount paid for such property. Should the Company default on its purchase obligation, the Company would forfeit its initial deposit and any supplemental deposits made with the financial institution. In addition, with respect to the assumption of leasehold interests, the Company would be liable for any rental payments due under the leasehold interests. At December 31, 2005 and 2004, total deposits of $384 and $153, respectively, were held with financial institutions and included in prepaid expenses and other assets in the accompanying consolidated balance sheets. These deposits will be returned to the Company at the expiration date of the respective agreements.

The Company may be subject to claims or litigation in the ordinary course of business. When identified, these matters are usually referred to the Company's legal counsel or insurance carriers. In the opinion of management, at December 31, 2005, there are no outstanding claims against the Company that would have a material adverse effect on the Company's financial position or results of operations.

(14) SUMMARY QUARTERLY RESULTS (UNAUDITED)

The following is a summary of interim financial information as previously reported (in thousands, except per share data):

Year Ended December 31, 2005	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Total revenues	$124,764	$133,224	$146,572	$141,364
Net loss	(22,142)	(25,151)	(25,359)	(20,964)
Loss allocated to common shares	(22,142)	(25,151)	(25,359)	(20,964)
Basic and diluted loss per share	$(0.20)	$(0.21)	$(0.20)	$(0.17)
Year Ended December 31, 2004	**1st Quarter**	**2nd Quarter**	**3rd Quarter**	**4th Quarter**
Total revenues	$ 62,965	$ 72,381	$ 81,739	$ 121,797
Net loss	(4,255)	(1,689)	(9,955)	(6,346)
Loss allocated to common shares	(4,255)	(1,689)	(9,955)	(6,346)
Basic and diluted loss per share	$(0.05)	$(0.02)	$(0.09)	$(0.06)

During the second quarter of 2004, the Company reversed a previously recorded expense of approximately $4,263 related to the contingent restricted share component of the 2003 OPP.

(15) SUBSEQUENT EVENTS

In February 2006, the Company entered into an agreement of sale to sell five 100% occupied, net leased properties for a sale price of $301,000, before transactions and closing costs. The properties to be sold by the Company include 215 Fremont Street, San Francisco, California, which is leased to Charles Schwab & Co., Inc., Condominium Unit #1 at 123 S. Broad Street, Philadelphia Pennsylvania, which is leased to Wachovia Bank, N.A. and three operations centers located in Meridian, Idaho, Louisville, Kentucky and McLeansville, North Carolina, which are leased to Citicorp North America, Inc. These five properties are classified as held for sale in the accompanying consolidated balance sheets and statements of operations at December 31, 2005. The transaction is expected to close early in the second quarter 2006.

AMERICAN FINANCIAL
REALTY TRUST

Corporate Information

Executive Officers

Trustees

Independent Registered Public Accounting Firm
KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Legal Counsel
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103

Transfer Agent
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038

Investor Inquiries
Shareholders, prospective investors and analysts seeking information about the Company should direct their inquiries to:

Director of Investor Relations
American Financial Realty Trust
610 Old York Road
Jenkintown, PA 19046
215-887-2280
ir@afrt.com

Annual Meeting
The annual meeting of shareholders is scheduled for 10:00 am ET on Thursday, June 1, 2006 at 123 South Broad Street, Philadelphia, PA.

Executive Certifications
The Company has included as Exhibit 31 to its 2005 Annual Report on Form 10-K filed with the Securities and Exchange Commission certificates of the chief executive officer and principal financial officer of the Company regarding the quality of the Company's public disclosure. The Company has also submitted to the New York Stock Exchange (NYSE) a certificate of the CEO certifying that he is not aware of any violation by the Company of NYSE corporate governance listing standards.

SEC Filings
The Company's filings with the Securities and Exchange Commission, including financial statements, may be obtained without charge from the Company.

Stock Market
AFR LISTED NYSE The Company's shares are traded on the New York Stock Exchange under "AFR."

American Financial Realty Trust is a member of National Association of Real Estate Investment Trusts (NAREIT).

Headquarters
610 Old York Road
Jenkintown, PA 19046
215-887-2280
215-572-1596 Fax
www.afrt.com

AMERICAN FINANCIAL
REALTY TRUST

610 OLD YORK ROAD, JENKINTOWN, PA 19046
T: (215) 887-2280 F: (215) 572-1596
WWW.AFRT.COM